UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

HIGHER ONE HOLDINGS, INC.

(Name of Subject Company)

HIGHER ONE HOLDINGS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42983D104

(CUSIP Number of Class of Securities)

Marc Sheinbaum

President and Chief Executive Officer

Higher One Holdings, Inc.

115 Munson Street

New Haven, CT 06511

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Ethan A. Klingsberg, Esq. Neil Markel, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000	Thomas Kavanaugh Vice President, General Counsel and Secretary Higher One Holdings, Inc. 115 Munson Street New Haven, CT, 06511 (203) 776-7776

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended or supplemented from time to time, this “Schedule 14D-9”) relates is Higher One Holdings, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 115 Munson Street, New Haven, CT 06511, and the telephone number of the principal executive offices of the Company is (203) 776-7776.

Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s shares of common stock, par value $0.001 per share (each, a “Share”). As of the close of business on July 5, 2016, there were an aggregate of 48,676,224 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The Company is the subject company and the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 under the heading “Name and Address.” The Company’s website address is www.higherone.com. The Company has included its website address in this Schedule 14D-9 solely as a textual reference, and the information included in, or linked to through, the Company’s website should not be considered part of this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Winchester Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Winchester Acquisition Holdings Corp., a Delaware corporation (“Parent”), to purchase all issued and outstanding Shares, at a price of $5.15 per Share net to the seller in cash (the “Offer Price”), without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on July 7, 2016 (as it may be amended or supplemented from time to time, the “Schedule TO”). Parent is an affiliate of Blackboard Inc. (“Blackboard”). Each of Purchaser, Parent and Blackboard is owned by Blackboard Super Holdco, Inc. (“Super Holdco”) and is ultimately controlled by equity funds managed by Providence Managing Member L.L.C. (the “Sponsor”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 29, 2016, by and among the Company, Parent and Purchaser (as it may be amended from time to time, the “Merger Agreement”). A summary of the Merger Agreement is contained in Section 1 of the Offer to Purchase under the heading “Purpose of the Offer and Plans for Higher One: Merger Agreement and Other Agreements—The Merger Agreement” and is incorporated herein by reference. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, and without a stockholder vote to adopt the Merger Agreement or effect the Merger, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving the Merger (the “Surviving Corporation”) as a wholly-owned subsidiary of Parent. As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than each Share (i) owned by the Company, Parent or Purchaser or any of their respective wholly-owned subsidiaries, which Shares will be cancelled and cease to exist without any payment being made with respect to such Shares, or (ii) owned by any stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL with respect to such Shares) will be cancelled and converted into the right to receive an amount of cash per Share equal to the Offer Price, without interest thereon and less any applicable withholding taxes. In connection with the Merger, outstanding warrants, stock options, restricted stock and restricted stock will convert into the right to receive cash as set forth in Item 3 under the headings “Treatment of Warrants,” “Agreements or Arrangements with Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards—Treatment of Stock Options”, “—Treatment of RSUs” and “—Treatment of Restricted Shares.”

The Offer is initially scheduled to expire at 9:00 A.M., New York City time, on August 4, 2016, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as the Offer may be so extended, the “Expiration Time”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

Super Holdco formed Parent and Purchaser solely for the purpose of engaging in the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”). To date, Parent and Purchaser have not carried on any activities other than those related to their formation, their entry into the Merger Agreement and the Transactions. The Offer to Purchase states that the principal executive offices of Parent and Purchaser are located at 1111 19th Street NW, Washington, DC 20036 and the telephone number at those offices is (202) 463-4860.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Confidentiality Agreement

In connection with Parent’s evaluation of the potential business combination that resulted in the Offer, the Company and Providence Equity Partners L.L.C., which is an affiliate of the Sponsor, entered into a non-disclosure agreement on June 23, 2015 (as amended, the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, Providence Equity Partners L.L.C., on its own behalf and on behalf of its affiliates and certain of its representatives, agreed not to, among other things, disclose confidential information concerning the Company and to use such information only for the purposes of evaluating, negotiating and implementing a possible transaction with the Company (subject to certain exceptions). Under the Confidentiality Agreement, Providence Equity Partners L.L.C. (on its own behalf and on behalf of its affiliates) also agreed, for a period of eighteen months commencing from the date of the Confidentiality Agreement, to certain “standstill” provisions for the protection of the Company, which, among other things, restrict Providence Equity Partners L.L.C. (both acting in its own capacity and in respect of its affiliates) from acquiring securities of the Company or taking certain actions with respect to a business combination transaction involving the Company without the specific approval of the Board of Directors of the Company (the “Board”) (although these restrictions do not apply to the Transactions). Providence Equity Partners L.L.C. is not prohibited from privately requesting any amendment or waiver of such “standstill” provisions. In addition, the Confidentiality Agreement contains a non-solicitation provision which prohibits Providence Equity Partners L.L.C. (both acting in its own capacity and in respect of its affiliates), during the eighteen month period commencing on the date of the Confidentiality Agreement, from soliciting for employment any employee, officer, director or employee of the Company or its subsidiaries with whom Providence Equity Partners L.L.C. or its affiliates have contact or of whom Providence Equity Partners L.L.C. or its affiliates become aware of in connection with a possible transaction (subject to certain exceptions described in the Confidentiality Agreement). Under the Merger Agreement, the Confidentiality Agreement expressly remains in full force and effect. This summary and description do not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference herein.

Exclusivity Agreement

Prior to entering into the Merger Agreement, the Company and Blackboard entered into a letter agreement, dated as of June 3, 2016 (the “Exclusivity Agreement”), pursuant to which the Company and Blackboard agreed, among other things, that from the date thereof through the earlier of (i) 11:59 p.m., New York City time, on June 17, 2016 and (ii) such date on which Blackboard determines in good faith that it does not wish or intend, or otherwise will not be able, to proceed with a transaction on material terms and conditions not less favorable than those included in Blackboard’s bid letter to the Company (the “Exclusivity Period”), the Company agreed not to, among other things, solicit any alternative transactions to the transaction being discussed by the Company and Parent during the Exclusivity Period and, within twelve hours of the execution of the Exclusivity Agreement, to terminate any ongoing discussions with other parties. On June 20, 2016, the Company and Blackboard agreed to extend the date referenced in clause (i) of the definition of the Exclusivity Period to June 24, 2016. On June 24, 2016, the Company and Blackboard agreed to further extend the date referenced in clause (i) of the definition of the Exclusivity Period to June 27, 2016. On June 27, 2016, the Company and Blackboard agreed to further extend the date referenced in clause (i) of the definition of Exclusivity Period to the June 29, 2016. This summary and description do not purport to be complete and are qualified in their entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.

Merger Agreement

On June 29, 2016, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement and the description of the terms and conditions to the Offer and related procedures and withdrawal rights contained in the Offer to Purchase are incorporated by reference herein. This summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

The Merger Agreement has been provided solely to inform investors of its terms. It is not intended to be, and should not be relied upon as, a source of financial, business or operational information about the Company, Parent, Purchaser or their respective affiliates. The representations and warranties contained in the Merger Agreement are made only for purposes of the Merger Agreement and are made as of specific dates; are solely for the benefit of the parties; may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Moreover, information concerning the subject matter of the representations, warranties, covenants and certain closing conditions may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. The representations and warranties also may not be accurate or complete as of any specified date and may be subject to a contractual standard of materiality different from those generally applicable to stockholders. The representations and warranties contained in the Merger Agreement and incorporated by reference into this Schedule 14D-9 have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Schedule 14D-9.

The Company’s stockholders and other investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates on any date.

Equity Commitment Letter

Parent has received an equity commitment, dated June 29, 2016 (the “Equity Commitment Letter”), from certain equity funds managed by Sponsor (the “Equity Investors”), pursuant to which the Equity Investors have committed, severally and not jointly, subject to the conditions of the Equity Commitment Letter, to provide equity financing to Parent in an aggregate amount not to exceed $303 million, which amount may be reduced in accordance with the terms of the Equity Commitment Letter, solely for Parent’s and/or Merger Sub’s funding of the following: (i) the payment for all Shares that are either (a) accepted pursuant to the Offer or (b) acquired pursuant to the Merger, (ii) the amounts payable pursuant to Section 2.08 of the Merger Agreement relating to the cashing out of the Company’s equity awards and warrants, (iii) the amounts required to satisfy any obligations of the Company and the Company Subsidiaries under the debt payoff letters and other related termination agreements contemplated by the Merger Agreement, (iv) all amounts payable by Parent to the Company pursuant to certain expense reimbursement and indemnification provisions of the Merger Agreement, (v) all other amounts necessary for the satisfaction of all of Parent’s and Purchaser’s obligations under or in connection with the Merger Agreement (including payment of their advisors and other transaction expenses), and (vi) all monetary damages payable by Parent and/or Purchaser arising out of or related to the Merger Agreement and/or the Transactions (together, the “Permitted Purposes”).

The conditions to each Equity Investor’s funding obligations under the Equity Commitment Letter include (a) the execution and delivery of the Merger Agreement by Parent, Purchaser and the Company, (b) with respect to the funding of payment for the Shares accepted pursuant to the Offer, the occurrence of the Expiration Time and (c) with respect to the funding of the Merger Consideration, the satisfaction or waiver of all of the conditions to the closing of the Merger (the “Closing”) set forth in Section 7.01 of the Merger Agreement. The Equity Investors’ funding obligations under the Equity Commitment Letter will terminate automatically and immediately upon the earliest to occur of: (a) the Closing, provided that each Equity Investor’s maximum equity commitments in respect of the Closing has been paid, (b) the 30th day following the termination of the Merger Agreement in accordance with its terms, except in respect of any claims presented by the Company prior to such date, (c) the public or written assertion by the Company or any of its affiliates, directly or indirectly, of any claim or cause of action arising out of, connected to or in any manner relating to the Merger Agreement or the Transactions, against any Equity Investor or any affiliated person thereof (other than in respect of any claim, or any other claim or cause of action relating to the enforcement of the Equity Investor’s obligations in the Equity Commitment Letter or a breach by the Equity Investors of the Equity Commitment Letter); and (d) the funding by each Equity Investor of such Equity Investor’s required maximum equity commitment.

The Company is a third party beneficiary of the Equity Commitment Letter and has the right to enforce its rights thereunder in accordance with its terms, but only if (a) certain conditions precedent under the Equity Commitment Letter have been met, (b) the Company is awarded specific performance pursuant to the Merger Agreement or (c) the Company has obtained a final and non-appealable judgment from a court of competent jurisdiction against Parent and/or Purchaser with respect to an obligation or liability within a Permitted Purpose. In addition, the Company may directly enforce the Equity Investors’ commitment to (i) comply with Sections 6.11(b), 6.11(c) and 6.11(d) of the Merger Agreement (including with respect to filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and, to the extent required to permit the conditions of the Offer to be satisfied prior to the initial Expiration Time, to take, or cause their affiliates to take, such divestitures and undertake such remedies as may be necessary to permit the closing of the Offer to occur and (ii) subject to applicable law, to use reasonable best efforts to cause Super Holdco to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties to the Merger Agreement in doing, all things reasonably necessary under applicable law to effect the Transactions.

The foregoing summary and description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Treatment of Warrants

The Merger Agreement provides that, at the Effective Time, all outstanding warrants to purchase Shares (each, a “Warrant”), whether or not then exercisable, that are outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares that are acquirable under such Warrants and (ii) the excess, if any, of the Offer Price over the exercise price under such Warrants, without interest and less applicable taxes required to be withheld with respect to such payment pursuant to the Merger Agreement. No consideration will be paid for Warrants that have an exercise price that is greater than the Offer Price.

New Agreements

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreement or arrangement with Blackboard, Super Holdco, the Company or their respective affiliates specifically regarding continued service with the Company, the Surviving Corporation or their respective affiliates after the Effective Time other than the existing agreements described in this Item 3, it is possible that Blackboard, Super Holdco or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Agreements or Arrangements with Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors have financial interests in the Transactions that are different from, or in addition to, the interests of the Company’s stockholders generally. The Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions.

For further information with respect to the agreements or arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see Item 8 under the heading “Golden Parachute Compensation,” which is incorporated by reference into this Item 3.

Consideration for Shares Tendered Pursuant to the Offer

If the Company’s executive officers and directors tender any Shares they beneficially own pursuant to the Offer, pursuant to the Merger Agreement they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. As of July 5, 2016, the executive officers and directors of the Company beneficially owned, in the aggregate, 2,490,488 Shares (excluding for this purpose Restricted Shares and Shares underlying Options and RSUs (each, as defined in this Item 3 under the headings “Agreements or Arrangements with Executive Officers and Directors of the Company—Effect of the Offer and the Merger on Equity Awards—Treatment of Stock Options,” “—Treatment of RSUs” and “—Treatment of Restricted Shares”), which are set forth in the table below). If the executive officers and directors were to tender all 2,490,488 Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive an aggregate of approximately $12.8 million in cash without interest and less any applicable withholding taxes. As indicated below, to the Company’s knowledge after making reasonable inquiry, all of the Company’s executive officers and directors intend to tender all of their Shares in the Offer.

Effect of the Offer and the Merger Agreement on Equity Awards

The discussion below describes the treatment of the Company’s equity awards under the Merger Agreement.

Treatment of Stock Options

The Merger Agreement provides that, at the Effective Time, all outstanding options to purchase Shares (each, an “Option”), whether vested or unvested, that are outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such Options and (ii) the excess, if any, of the Offer Price over the per share exercise price under such Options, without interest and less applicable taxes required to be withheld with respect to such payment pursuant to the Merger Agreement. No consideration will be paid for Options that have a per share exercise price that is greater than the Offer Price.

Treatment of RSUs

The Merger Agreement provides that, at the Effective Time, all awards of restricted stock units of the Company (each, a “RSU”), whether vested or unvested, whether settled in cash or Shares, that are outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less applicable taxes required to be withheld with respect to such payment pursuant to the Offer Price.

Treatment of Restricted Shares

The Merger Agreement provides that, at the Effective Time, shares of restricted stock of the Company (each, a “Restricted Share”), whether vested or unvested, that are outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to an amount in cash equal to the Offer Price, without interest and less applicable taxes required to be withheld with respect to such payment pursuant to the Merger Agreement.

Table of Equity-Related Payments

The following table sets forth the approximate amount of the payments that each of the Company’s executive officers and directors is entitled to receive in connection with the Transactions pursuant to their Shares held, assuming all Options, RSUs and Restricted Shares will be treated as set forth in Item 3 under the headings “Agreements or Arrangements with Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards—Treatment of Stock Options,” “—Treatment of RSUs” and “—Treatment of Restricted Shares,” but not reduced for any applicable tax withholding.

Executive Officer/Director	Shares Held (excluding Options, RSUs and Restricted Shares) (#)	Value of Shares Held ($)	Shares Underlying Options (#) (1)	Aggregate Value for Options ($) (2)	Shares Underlying RSUs (#)	Value of Shares Underlying RSUs ($) (3)	Restricted Shares (#)	Value of Restricted Shares ($) (4)	Aggregate Value for Equity ($)
Marc Sheinbaum	232,575	1,197,761	125,000	216,250	611,068	3,147,000	84,402	434,670	4,995,681
Christopher Wolf	141,917	730,873	—	—	236,577	1,218,372	12,500	64,375	2,013,620
Thomas Kavanaugh	58,852	303,088	15,000	8,400	122,899	632,930	—	—	944,418
Robert Reach	71,734	369,430	135,179	191,244	120,680	621,502	—	—	1,182,176
Thomas Anderson	—	—	46,364	68,166	91,476	471,101	—	—	539,267
Paul Biddelman	—	—	50,073	146,530	67,800	349,170	—	—	495,700
Samara Braunstein	—	—	21,273	36,802	62,810	323,472	—	—	360,274
Michael Collins	—	—	38,780	86,867	79,345	408,627	—	—	495,494
David Cromwell (5)	34,273	176,506	50,073	146,530	67,800	349,170	—	—	672,206
Sheldon Goldfarb	—	—	38,780	86,867	79,345	408,627	—	—	495,494
Robert Herman Hartheimer	—	—	21,273	36,802	67,800	349,170	—	—	385,972
Lowell Robinson	—	—	47,914	77,030	94,175	485,001	—	—	562,031
Mark Volchek	1,951,137	10,048,356	21,273	36,802	52,966	272,775	—	—	10,357,933

(1)	Excludes Shares underlying Options in which the exercise price per share equals or exceeds the Offer Price, as no payment will be made for such Options.

(2)	Value was determined by multiplying the number of Shares underlying Options (excluding any Shares underlying Options in which the exercise price per share equals or exceeds the Offer Price) by the excess of $5.15 over such Options’ weighted average exercise price.
(3)	Includes both stock-settled RSUs and cash-settled RSUs held by the executive officer/director. Value was determined by multiplying the number of Shares underlying RSUs by $5.15. The following table sets forth separately information regarding the cash-settled RSUs:

Executive Officer/Director	Cash-Settled RSUs (#)	Value of Cash-Settled RSUs ($)
Marc Sheinbaum	337,349	1,737,347
Christopher Wolf	120,481	620,477
Thomas Kavanaugh	60,240	310,236
Robert Reach	54,216	279,212
Thomas Anderson	27,710	142,707
Paul Biddelman	27,710	142,707
Samara Braunstein	27,710	142,707
Michael Collins	27,710	142,707
David Cromwell	27,710	142,707
Sheldon Goldfarb	27,710	142,707
Robert Herman Hartheimer	27,710	142,707
Lowell Robinson	27,710	142,707
Mark Volchek	27,710	142,707

(4)	Value was determined by multiplying the number of Restricted Shares by $5.15.
(5)	For Mr. Cromwell, the “Shares Held” column includes 34,273 Shares held by Hillhouse Advisors, Inc. and the “Shares Underlying Options” and “Aggregate Value for Options” includes 28,800 options to purchase Shares held by Sachem Ventures, LLC. Mr. Cromwell is the president of Hillhouse Advisors, Inc., which is the Managing Member of Sachem Ventures, LLC, and Mr. Cromwell controls the voting of Shares held by Sachem Ventures, LLC and by Hillhouse Advisors, Inc. Mr. Cromwell disclaims beneficial ownership of any securities owned by Sachem Ventures, LLC and Hillhouse Advisors, Inc., but may be deemed to be the beneficial owner of such Shares.

Executive Severance Policy

On August 6, 2015, the Company adopted the Company Executive Severance Policy, effective August 6, 2015 (the “Executive Severance Policy”), to provide certain severance payments to designated officers and other key executives and employees of the Company, including Marc Sheinbaum, Christopher Wolf, Robert Reach and Thomas Kavanaugh, in the event of a qualifying termination of employment under certain circumstances. Under the Executive Severance Policy, in the event an executive officer’s employment at the Company is terminated (i) by the Company without cause (other than as a result of death or disability) or (ii) by the executive officer for good reason (in each case a “qualifying termination”), in each case within 75 days prior to or 12 months following a Change in Control (as defined in the Executive Severance Policy), the executive officer will continue to receive his or her base salary, payable in equal monthly installments over the next 12 months, a prorated annual bonus and reimbursement of COBRA payments (if applicable) for 12 months following termination (the “severance payments”). The severance payments are conditioned upon the executive officer’s execution of a general release of the Company and compliance with certain restrictive covenants for up to 12 months following termination (the “release and covenant conditions”). In addition, the executive officer’s unvested equity awards will immediately vest and be settled as set forth in their grant agreements and Options will remain outstanding until the earlier of (i) the 12 month anniversary of the termination of the executive officer’s employment with the Company and (ii) the tenth anniversary date of the Option grant, subject to satisfaction of the release and covenant conditions. The Executive Severance Policy provides for offsets in the event of conflict with other severance plans or agreements of the Company. Any severance benefits that are treated as parachute payments under Section 280G of the Internal Revenue Code of 1986, as amended (the

“Code”) will be subject to reduction, to the extent such reduction would provide the executive officer with the greatest after-tax amount of benefits after taking into account any excise tax to which he or she might be subject under Section 4999 of the Code. No such named executive officer is entitled to tax gross ups on these payments and benefits.

The foregoing summary does not constitute a complete summary of the terms of the Executive Severance Policy, and reference is made to the complete text of the Executive Severance Policy attached as Exhibit 10.2 to the Company Form 10-Q filed on August 7, 2015, and incorporated herein by reference.

Severance Agreements

On May 6, 2016, the Company entered into substantially identical severance agreements (the “Severance Agreements”) with Marc Sheinbaum, Christopher Wolf, Robert Reach, and Thomas Kavanaugh. The Severance Agreements reflect the terms of the Executive Severance Policy in the relevant parts with one adjustment to the calculation and timing of annual bonus payments for the year of termination in connection with a Change in Control (as defined in the Severance Agreements). As set forth in and subject to the terms of the Severance Agreements, an executive officer terminated in connection with a Change in Control will receive a pro rata portion of his target bonus amount as soon as practicable following such termination of employment. The Severance Agreements provide for offsets in the event of conflict with other severance plans, agreements or policies of the Company including, but not limited to, the Sheinbaum Employment Agreement (as defined below).

The foregoing summary does not constitute a complete summary of the terms of the Severance Agreements, and reference is made to the complete text of the form of Severance Agreement that is attached as Exhibit 10.1 to the Company Form 10-Q filed May 6, 2016, and incorporated herein by reference.

Employment Agreement with Marc Sheinbaum

On April 16, 2014, the Company entered into an employment agreement with Marc Sheinbaum (the “Sheinbaum Employment Agreement”). The Sheinbaum Employment Agreement may be terminated (i) upon Mr. Sheinbaum’s death or disability, (ii) by the Company for Cause (as defined in the Sheinbaum Employment Agreement), (iii) by the Company without Cause, (iv) by Mr. Sheinbaum for Good Reason (as defined in the Sheinbaum Employment Agreement) or (v) by Mr. Sheinbaum upon 30 days’ notice. The Company or Mr. Sheinbaum may choose not to renew the Sheinbaum Employment Agreement by providing a notice of non-renewal at least three months before the end of an employment period. The Sheinbaum Employment Agreement has a three-year term with automatic one-year extensions.

If Mr. Sheinbaum’s employment is terminated by the Company without Cause or by him for Good Reason, each within the 24-month period following a Change in Control (as defined in the Sheinbaum Employment Agreement), he will be entitled to 24 months of continued insurance coverage and a lump sum severance payment equal to two times (2x) the sum of his base salary and target annual bonus. In addition, all outstanding equity awards will immediately vest and any Options held by him will remain exercisable until the expiration date of the option. In the case of a termination by the Company for Cause or by Mr. Sheinbaum voluntarily (other than for Good Reason or retirement), all unvested equity awards are forfeited and vested awards remain exercisable for 30 days (if for Cause) or 90 days (if voluntarily). All such severance payments and benefits are conditioned on Mr. Sheinbaum’s execution of a release of claims in favor of the Company and compliance with the restrictive covenants as provided in the Sheinbaum Employment Agreement. Any severance benefits that are treated as parachute payments under Section 280G of the Code will be subject to reduction, to the extent such reduction would provide Mr. Sheinbaum with the greatest after-tax amount of benefits after taking into account any excise tax to which he might be subject under Section 4999 of the Code.

The foregoing summary does not constitute a complete summary of the terms of the Sheinbaum Employment Agreement, and reference is made to the complete text of the Sheinbaum Employment Agreement that is attached as Exhibit 10.39 to the Company Form 10-Q filed May 12, 2014, and incorporated herein by reference.

Wolf Severance Protection Agreement

On January 14, 2014, the Company entered into a severance protection agreement with Christopher Wolf (the “Severance Protection Agreement”). Under the terms of the Severance Protection Agreement, in the event that Mr. Wolf’s employment is terminated by the Company without Cause or by Mr. Wolf for Good Reason (as such terms are defined in the Severance Protection Agreement), in each case within the 24 month period following the occurrence of a Change of Control (as defined in the Severance Protection Agreement) occurring after January 14, 2014, Mr. Wolf would be entitled to receive a severance payment in an amount equal to one year of his then-current base salary plus a prorated amount of his annual bonus. The severance payment is subject to Mr. Wolf’s execution of a general release and waiver of claims against the Company and his continuing compliance with the restrictive covenants set forth in the Severance Protection Agreement.

Additionally, on April 20, 2015, the Severance Protection Agreement was amended and restated (the “Amended and Restated Severance Protection Agreement”). Under the Amended and Restated Severance Protection Agreement, all of Mr. Wolf’s unvested Options, RSUs and Restricted Shares will immediately become exercisable or vest, as applicable, as of the date of a Change of Control and be settled in accordance with the terms of the respective grant agreements provided that Mr. Wolf is continuously employed at the Company, or one of its subsidiaries, through the date of such Change of Control. Each Option shall continue to have the expiration date as set forth in its respective option grant agreement.

The foregoing summary does not constitute complete summaries of the terms of the Severance Protection Agreement and the Amended and Restated Severance Protection Agreement, and reference is made to the complete text of the Severance Protection Agreement and the Amended and Restated Severance Protection Agreement that are attached as Exhibit 10.2 to the Company Form 8-K filed January 15, 2014, and as Exhibit 10.1 to the Company Form 10-Q filed May 11, 2015, respectively, and incorporated herein by reference.

Sheinbaum Restricted Cash Award

On September 21, 2015, the Company approved the grant of a restricted cash award to Marc Sheinbaum (the “Sheinbaum Cash Award”). The award of $660,000 would vest and be paid 50% on April 30, 2016 and 50% on October 31, 2016, subject to continued employment by Mr. Sheinbaum through such date and the Company’s achievement of an aggregate revenue target for the period beginning on October 1, 2015 and ending March 31, 2016 (the “cash award performance target”); provided, that achievement of the cash award performance target will no longer be a condition for vesting and payment following a Change in Control (as defined in the Sheinbaum Cash Award Agreement) of the Company. Upon termination of employment by the Company without cause or by Mr. Sheinbaum for good reason, any unpaid cash award will immediately vest in full and be paid to Mr. Sheinbaum, subject to the Company’s achievement of the cash award performance target (if applicable).

The foregoing summary does not constitute a complete summary of the terms of the Sheinbaum Cash Award, and reference is made to the complete text of the Sheinbaum Cash Award that is attached as Exhibit 10.1 to the Company Form 8-K filed September 23, 2015, and incorporated herein by reference.

Director and Officer Indemnification and Insurance

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Company’s amended and restated certificate of incorporation and amended and restated bylaws provide for indemnification by the Company of its directors, officers and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or (iv) for any transaction from which the director derived an improper personal benefit. The Company’s amended and restated certificate of incorporation provides for such limitation of liability to the fullest extent permitted by the DGCL.

The Company has entered into indemnification agreements with each of its directors providing for such directors’ indemnification. The Company also maintains liability insurance covering its directors and officers for claims asserted against them or incurred by them in such capacity.

Pursuant to the Merger Agreement, from and after the Effective Time, the Surviving Corporation must (and Parent must cause the Surviving Corporation to) fulfill and honor in all respects the obligations of the Company and its subsidiaries pursuant to (i) each indemnification, exculpation or expense reimbursement or advance agreement in effect between the Company or any of its subsidiaries and any individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of, or serving as a director or officer of another person at the request of, the Company or any of its subsidiaries (the “Indemnification Agreements”); and (ii) any indemnification or expense reimbursement or advance provision and any exculpation provision set forth in the certificate of incorporation or bylaws of the Company or other similar organizational documents of any of the Company’s subsidiaries as in effect on the date of the Merger Agreement. For a period of six years from and after the Effective Time, Parent and the Surviving Corporation must cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and the Company’s subsidiaries to contain provisions no less favorable with respect to exculpation, indemnification and reimbursement and advance of expenses of directors and officers of the Company for periods at or prior to the Effective Time than are currently set forth in the certificate of incorporation and in the bylaws of the Company and its subsidiaries. To the fullest extent permitted by applicable law, Parent and the Surviving Corporation must cause the Indemnification Agreements to continue in full force and effect in accordance with their terms following the Effective Time.

Pursuant to the Merger Agreement, for a period of six years following the Effective Time, the Surviving Corporation must (and Parent must cause the Surviving Corporation to) maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; except that the Surviving Corporation is not obligated to pay annual premiums in excess of 300% of the amount per annum the Company paid in its last full fiscal year prior to the date of the Merger Agreement. In lieu thereof, prepaid “tail” or “runoff” policies may be obtained by the Company prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, in respect of the Transactions. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation must (and Parent must cause the Surviving Corporation to) maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

The foregoing summary of certain provisions in the Merger Agreement pertaining to director and officer indemnification and insurance do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

Employee Matters

Pursuant to the Merger Agreement, for a period of one year following the closing date of the Merger, with respect to individuals employed by the Company or any of its subsidiaries immediately prior to the Effective Time and who are employed by the Surviving Corporation or any of its subsidiaries immediately following the Effective Time (each, a “Continuing Employee”), Parent must cause the service of each such Continuing Employee with the Company and its subsidiaries prior to the closing date of the Merger to be recognized for purposes of eligibility to participate, levels of benefits and vesting under each compensation, vacation, fringe or other welfare benefit plan, program or arrangement of the Surviving Corporation (collectively, the “Parent Benefit Plans”) in which any Continuing Employee is or becomes eligible to participate, but solely to the extent such credit would not result in a duplication of benefits or in benefit accrual under a defined benefit plan. Additionally, each Continuing Employee will be immediately eligible to participate, without any waiting time, in any and all Parent Benefit Plans to the extent coverage under such Parent Benefit Plan replaces coverage under a comparable Company employee plan in which such Continuing Employee participated immediately before the replacement.

For a period of 12 months immediately following the closing date of the Merger, Parent must provide (i) salary and target bonus opportunity (or base pay for non-salaried employees) for each Continuing Employee at least equal to the salary and target bonus opportunity (or base pay) that such Continuing Employee had at the Company for the fiscal year in which the closing date of the Merger occurs and (ii) benefits (excluding any equity plans, but including profit sharing plans, severance plans and health and welfare benefit plans) at least as favorable, in the aggregate, to each Continuing Employee as benefits (excluding any equity plans, but including profit sharing plans, severance plans and health and welfare benefit plans) provided to such Continuing Employee immediately prior to the closing date of the Merger.

In addition, Parent has agreed that it will use commercially reasonable efforts to cause each such Parent Benefit Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA to waive all limitations as to preexisting conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Company employee plan in which such Continuing Employee was a participant immediately prior to his commencement of participation in such Parent Benefit Plan. Parent has also agreed that it will use commercially reasonable efforts to cause each such Parent Benefit Plan to credit co-payments or deductibles paid by Continuing Employees in the plan year in which the closing of the Merger occurs for purposes of satisfying any deductible or co-payment requirements under the applicable Parent Benefit Plan.

From and after the Closing, Parent will honor, and will cause the Surviving Corporation to honor, in accordance with their terms, all existing employment, retention, incentive, change in control and severance agreements between the Company or its subsidiaries and any current or former employee, individual independent contractor, officer or director of the Company or any of its subsidiaries.

The foregoing summary of certain provisions in the Merger Agreement pertaining to employee matters do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation

After careful consideration by the Board, including a review of the terms and conditions of the Merger Agreement, in consultation with the Company’s financial and legal advisors, at a meeting of the Board held on June 29, 2016, at which all directors of the Company were present and voting in favor, the Board duly and unanimously adopted resolutions: (i) approving and declaring that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of the stockholders of the Company (other than Parent and its subsidiaries), (ii) approving the Merger Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) determining to recommend that the Company’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) taking all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover law or regulation that may purport to be applicable will not apply with respect to or as a result of the Merger, the Offer, the other Transactions or the Merger Agreement and (v) authorizing that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer.

On June 30, 2016, the Company issued a press release announcing that it had entered into the Merger Agreement with Parent and Purchaser. A copy of the press release is filed as Exhibit (a)(5)(i) to this Schedule 14D-9 and is incorporated by reference herein.

The Board hereby unanimously recommends that the Company’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Background of the Offer and Reasons for the Recommendation

Background of the Offer

The Board and the Company’s senior management have from time to time evaluated and considered a variety of strategic alternatives and partnership relationships related to the Company, or one or more of its lines of businesses, as part of a long-term strategy to increase stockholder value.

On February 12, 2015, the Board held a meeting, together with senior management, to discuss the prospective deterioration of and risks to what had historically been the Company’s primary business line, the student loan refund disbursements and One Account business (the “Disbursements Business”) arising from the consequences of bank regulatory scrutiny, relationships with bank partners, and proposed new Department of Education rules, and considered the difficulties that the Company would face operating as a stand-alone entity in view of the foregoing, including the risk of departure of senior management and the potential inability to recruit replacements, potential difficulties in obtaining financing, legacy liabilities from the Disbursements Business and risks and uncertainties related to the operation of the payments business (the “Payments Business”), and how there may be potential for the three principal business lines of the Company—the Disbursements Business, the data analytics business (the “Data Analytics Business”), and the Payments Business—to generate greater value as distinct businesses than as remaining part of the Company. At this meeting, the Board determined in its business judgment to conduct a strategic review of the Company and its three business lines and instructed management to engage an investment bank to assist the Board with its ongoing evaluation of stand-alone and other strategic options to increase stockholder value.

On April 6, 2015, the Company entered into an engagement letter with Raymond James & Associates, Inc. (“Raymond James”) to assist the Company in exploring strategic options, including continuing as a stand-alone entity and the potential sale of the Company or one or more of its lines of business. The Board selected Raymond James to act as its financial advisor in connection with the exploration of strategic options on the basis of Raymond James’ experience in similar engagements, its reputation in the investment community and its familiarity with the Company and its businesses, the industry and potential acquirors of the Company and the Company’s lines of business.

On April 24, 2015, Customers Bank and Customers Bancorp, Inc. (collectively, “Customers Bank”) submitted to the Company a non-binding indication of interest to engage in discussions with the Company to explore transactions that may result in Customers Bank’s assumption of responsibility for the Disbursements Business.

On April 29, 2015, the Board, together with management and representatives of Raymond James, held a meeting to discuss and deliberate about the strategic review process. This meeting included discussion of alternatives to continuing as a stand-alone entity with three business lines, including, but not limited to, the potential sale of the entire Company, the potential sale of the Disbursements Business, and other strategic alternatives for the Company and its various lines of business. A portion of the discussion focused on the implications of there being a relatively limited number of potential buyers for the Disbursements Business due to regulatory scrutiny of this business’s operations, as well as of student banking and the student loan refund disbursement process generally. The discussion also included a review of business considerations having implications for the sale of the Company and certain of its lines of business, including, but not limited to, (i) the need for the resolution of outstanding federal banking regulatory issues, (ii) the risk of a loss of then-current bank partners upon the announcement of a change of ownership of the Company or another strategic transaction that affects the Disbursements Business or due to the ongoing regulatory scrutiny of the Company and (iii) the pending Department of Education rules. After an initial review of the Company’s strategic alternatives and discussions with representatives of Raymond James and members of senior management, the Board determined in its business judgment that the highest stockholder value would likely be achieved by the sale of individual business lines rather than a sale of the entire Company or continuing as a stand-alone entity without divestitures. Moreover, the Board considered how the time was right to proceed with exploring the sales of the Company’s business lines because there was risk that their respective values and the Company’s leverage in sale processes would deteriorate due to the aforementioned trends and risks that the Company was facing. The Board discussed each of the Company’s lines of business and determined in its business judgment that each should be marketed to prospective bidders along with a potential sale of the entire Company and that the Company should explore various potential transaction structures that would enable the Company to realize the highest value available in a transaction for one, two or all three of the Company’s businesses.

In addition, at the April 29, 2015 meeting, the Board acknowledged the operational risk of a bank partner ending its relationship with the Company and not having other bank partners to replace it, and directed senior management and Raymond James to continue to pursue alternatives with Customers Bank and two other potential bidders relating to a transaction involving the divestiture of the Disbursements Business, as these three entities had been identified by management and Raymond James as being potentially interested in buying the Disbursements Business, and any other potentially interested bidders identified thereafter. The Board also directed senior management to continue to pursue potential referral relationships with bank partners that would provide the Company with an ongoing revenue stream while allowing it to exit the student account portion of the Disbursements Business.

In early May 2015, our Chief Executive Officer Marc Sheinbaum facilitated respective introductions between representatives of Raymond James and the three potential bidders for the Disbursements Business, each of which was a strategic operating company (as opposed to a financial sponsor), and representatives of Raymond James commenced conversations with each of these three entities regarding the Company’s intention to consider the potential sale of the entire Company or one or more of its lines of business.

On May 18, 2015, the Department of Education published its Notice of Proposed Rulemaking on program integrity and improvement issues in the Federal Register, which directly related to the Disbursements Business as described below.

Between May and July 2015, the Company contacted three additional potential strategic bidders to determine their respective interest in acquiring the Disbursements Business or portions of the Disbursements Business, and these parties indicated that they were not interested in acquiring the Disbursements Business or portions of the Disbursements Business or partnering with the Company. During this time, Raymond James and management understood from discussions with the three existing bidders for the Disbursements Business that such bidders would not have interest in a sale of the entire company. Additionally, during this time, Raymond James contacted 65 potential bidders, including Blackboard and its ultimate parent, an affiliate of the Sponsor, a company in the payments industry (which we refer to as “Strategic Bidder A”), and five other private equity firms (which we refer to as “Financial Bidder 1,” “Financial Bidder 2,” “Financial Bidder 3,” “Financial Bidder 4” and “Financial Bidder 5”), regarding the opportunity to participate in the potential sale of the entire Company and/or one or more of its lines of business. After nearly all of these potential bidders, including the Sponsor, Strategic Bidder A, Financial Bidder 1, Financial Bidder 2, Financial Bidder 3, Financial Bidder 4 and Financial Bidder 5, executed non-disclosure agreements with the Company, the Board, based on consultations with Raymond James and management about the optimal approaches to maximize value, decided to focus first on the divestitures of the Company’s Disbursements Business and Data Analytics Business, while directing Raymond James to indicate to respective bidders for the Disbursements Business and the Data Analytics Business that the Company would consider a sale of the entire company. Prior to the regularly scheduled Board meeting held on June 3, 2015, the three bidders for the Disbursements Business submitted non-binding proposals for strategic transactions relating to the Disbursements Business.

On June 3, 2015, at a regularly scheduled Board meeting, members of senior management and the Board held discussions with representatives of Raymond James regarding the strategic review process for the Company. At that meeting, the Board reviewed the proposed Department of Education rules that had been published on May 18, 2015. The Board, after consultation with management, believed that any Department of Education rules substantially similar to those proposed could have a significant negative impact on the Disbursements Business and that this would challenge the ability of the Company to survive on a stand-alone basis as a publicly traded company. The Board discussed the restructuring of the value proposition for the Disbursements Business, as well as alternatives for its Payments Business, including trying to proceed with a business as usual strategy as a stand-alone, publicly traded company, pursuing a sale of the Payments Business to a financial sponsor or a strategic buyer or pursuing a sale of the Payments Business together with a restructured Disbursements Business. Members of senior management, together with Raymond James, described how there was limited interest among banks to partner with the Company, and that there was not likely to be any interest in acquiring the Disbursements Business or entering into a strategic partnership for an account referral fee relationship in connection with the Disbursements Business, beyond that which had been expressed by the three existing bidders for the Disbursements Business. The Board took into account both the difficulty of divesting the Disbursements Business and the adverse impact that a failure to divest the Disbursements Business would have on the value of the Data Analytics Business and the Payments Business.

The Board confirmed at the June 3, 2015 meeting that management should continue to pursue strategic alternatives for the Disbursements Business, including additional discussions with Customers Bank and the two other potential bidders, as well as continue to explore strategic alternatives for the Data Analytics Business and the Payments Business, as part of a concerted effort to maximize value for the Company’s stockholders. Toward this end, the Board requested that management meet with representatives of Raymond James and Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”), which had regularly advised the Board and the Company from time to time since the Company’s initial public offering, to further discuss strategic alternatives that would increase stockholder value and approaches that would optimize the potential tax consequences from various scenarios. In addition to the engagement of Cleary Gottlieb as legal advisor in connection with these matters, the Company engaged Wiggin and Dana LLP as an outside legal advisor.

On June 30, 2015, members of senior management held discussions with representatives of Raymond James and Cleary Gottlieb to discuss various strategic alternatives for the Company, including, but not limited to, the alternatives of selling the Company and the Disbursements Business, respectively. The members of senior management also discussed with the representatives of Cleary Gottlieb tax consequences for the Company arising from various strategic scenarios.

On July 1, 2015, the Company, assisted by Raymond James, commenced a process to explore the potential divestiture of the Data Analytics Business. The process lasted 16 weeks, during which 13 preliminary bids and 3 revised bids were received from various bidders. During this process, an affiliate of the Sponsor submitted a preliminary bid, but withdrew from the process after a meeting with the Company’s management on August 18, 2015.

Between June 18, 2015 and July 9, 2015, the Board met three times telephonically with members of senior management and each time discussed potential strategic alternatives for the Company. At these meetings, the Board, in consultation with management, discussed the lack of interest in any transaction that involved the Disbursements Business, other than the interest expressed by Customers Bank and the two other potential bidders, and risks to the Company related to the ongoing operation of the Disbursements Business, including the risk of losing bank partners and the adverse impact this would have on the Company’s ability to continue as a stand-alone, publicly traded company. These discussions included updates to the Board from various members of senior management regarding the tax implications of various strategic alternatives and other items related to how to optimize the value generated by sales of the three business lines of the Company that were being explored by the Company. The Board supported management’s plan to continue to engage with Customers Bank and the other two potential bidders relating to the Disbursements Business, including sending Customers Bank a letter related to the Company’s strategy for the Disbursements Business.

On July 30, 2015, the Board held a meeting with management and representatives of Raymond James and Cleary Gottlieb regarding the status of the process for the sale of the Disbursements Business. In addition, the Board, in consultation with Raymond James and management, discussed potential bidders for each of the Company’s three business lines as well as the entire Company, and the option of continuing to manage the Company in its existing form. The Board, members of senior management and the representatives of Raymond James also discussed the adverse impact that the pending Department of Education rules could have on the Disbursements Business prospectively and on the ability to sell the Disbursements Business. The Board discussed the importance of analyzing all of the alternatives within the framework of maximizing stockholder value, and the risk of not moving forward with strategic alternatives, including with respect to the retention of employees and the Company’s lack of ability to invest in its business. The representatives of Raymond James explained that it was their belief, based on discussions with the 65 entities to which it had reached out about the potential for a strategic transaction involving all or part of the Company, that there was a dearth of interest in any of the following: a purchase of the Company while it owned the Disbursements Business, a purchase of a combined Payments Business and Data Analytics Business, or a purchase of either the Payment Business or the Data Analytics Business combined with the Disbursements Business, and that the only interest in a purchase of the Disbursement Business on a stand-alone basis would be from Customers Bank and the two other potential bidders that had been previously identified. After a further review of the Company’s strategic alternatives and these additional discussions with representatives of Raymond James and Cleary Gottlieb and members of senior management, the Board determined in its business judgment that the best value that could be realized by the Company in a potential sale process would likely be achieved by the sales of three individual business lines in three separate sale processes rather than a sale of the entire Company in advance of divestitures of at least two of the three business lines. The Board further discussed the prospects of each of the Company’s businesses and confirmed its view that each of the Company’s three businesses should be marketed to prospective bidders and that the Company should continue to explore various potential transaction structures that would enable the Company to realize the highest value available in a transaction for one or more of the Company’s businesses. In addition, the Board instructed the management team overseeing these sale processes to refrain from engaging in any negotiations of their personal roles in post-acquisition entities. On August 4, 2015, the Board held a telephonic meeting with members of senior management to discuss, among other things, the status of discussions related to the potential sale of the Disbursements Business to Customers Bank, which had submitted a revised term sheet on July 31, 2015. The Board discussed the value of the combined Payments Business and Data Analytics business, as compared to the value of each business separately, including the lack of synergies, as well as the previous confirmation by Raymond James that there was an absence of interest in a combined Payments Business and Data Analytics Business. The Board discussed further the negative overhang on the Disbursements Business arising from bank regulatory matters and the pending Department of Education rules. The Board directed management to continue to explore and review with Raymond James potential transactions for each of the three business lines, with the goal of maximizing stockholder value, and discussed the risks and benefits of continuing to maintain the Company in its then-current form.

On August 20, 2015, the Board, together with members of senior management and representatives of Raymond James and Cleary Gottlieb, held a meeting to discuss inquiries to the Company from stockholders about the Company’s strategic direction. The Board considered, in consultation with management and the advisors, how the sale processes were in the preliminary stages and were at risk of disruption if there were a public announcement at this time. In addition, the Board took into account the wide breadth of potential bidders with which Raymond James was in contact on a confidential basis. Taking into account these factors and after further consultations with the advisors, the Board determined in its business judgment not to make a public announcement at that time about the strategic alternatives process at this time and instructed management and Raymond James to continue their work on these sale processes.

On October 14, 2015, the Company entered into an Asset Purchase Agreement with CL NewCo, Inc., an affiliate of Leeds Equity Partners, for the sale of the Data Analytics Business, as disclosed in the Current Report on Form 8-K filed publicly by the Company with the SEC on October 19, 2015.

On October 29, 2015, the Board met, together with members of management and representatives of Raymond James and Cleary Gottlieb, to discuss regulatory developments, progress in the sale of the Disbursements Business and the process for the sale of the Company, including then-current market conditions and the then-current environment for transactions. The meeting discussed the final rules (the “Final Rules”) for Program Integrity and Improvement relating to Title IV Cash Management, which had been released by the Department of Education on October 27, 2015. After discussion of the Final Rules with members of management, the Board determined in its business judgment that, although the full impact of the Final Rules on the Disbursements Business was unknown, there was a meaningful risk of a significant negative impact on the Disbursements Business. As a result of the potential financial impacts of the Final Rules and the heightened scrutiny on both the Company and its bank partners arising from the Company’s discussions with the Federal Deposit Insurance Corporation and the Federal Reserve regarding potential enforcement actions, the Board determined in its business judgment that the then-existing model of being a third-party servicer of accounts held at bank partners of the Company was not likely to be sustainable going forward. The Board considered the material risk that one of the Company’s two bank partners would exit its relationship with the Company, the challenges that the Company would face to attract alternative banks to participate in its bank partner program going forward, and the adverse consequences for the viability of the Disbursements Business under these circumstances. The Board indicated its continued support of management’s strategy to negotiate a sale of the Disbursements Business with Customers Bank or one of the other two potential bidders for the Disbursements Business.

In addition, at the October 29, 2015 meeting, the Board, together with representatives from Raymond James and members of management, discussed potential bidders for a transaction to buy the Company, which, in view of the intention to sell the Disbursements Business and the signed agreement to sell the Data Analytics Business, would essentially be a purchase of the Payments Business plus certain legacy real estate and cash assets and legacy liabilities from all of the Company’s businesses. The Board revisited the issue of whether announcing a potential sale of the Company at this time would facilitate or hinder the ability to run a competitive process to sell the Company in which the best price would be obtained and, after consulting with its advisors and management and taking into the factors discussed at the August 20, 2015 meeting, decided to refrain from any public announcement of an effort to sell the entire Company, the Disbursements Business or the Payments Business at this time. The Board instructed Raymond James and management to compile an information memorandum, including financial projections, reflecting the Company’s financial prospects and condition assuming the consummation of the divestitures of the Disbursements Business and the Data Analytics Business.

On November 25, 2015, the Company completed the sale of the Data Analytics Business, as disclosed in the Current Report on Form 8-K filed publicly by the Company with the SEC on November 27, 2015.

On December 9, 2015 and December 13, 2015, following final negotiations with Customers Bank and with the only remaining bidder for the Disbursements Business, the Board met, together with representatives of Wiggin and Dana LLP, Cleary Gottlieb and Raymond James, to discuss the divestiture of the Disbursements Business, review the status of the efforts to sell the Payments Business, and, on December 13, 2015, approve the definitive agreement to sell the Disbursements Business to Customers Bank. In the course of these discussions, the Board, after taking into account advice from its legal and financial advisors, determined in its business judgment that, from the perspective of trying to maximize stockholder value, the benefits of announcing the ongoing efforts to explore strategic alternatives for the Payments Business would outweigh the benefits of keeping such efforts confidential once the entrance into a definitive agreement with Customers Bank for the sale of the Disbursements Business had been announced.

On December 15, 2015, the Company announced that the Company and Customers Bank had entered into an asset purchase agreement for the divestiture of the Disbursements Business. The press release of December 15, 2015, issued by the Company to announce this definitive agreement with Customers Bank, explained that the remaining business of the Company was the Payments Business and highlighted that the Company “has retained the services of Raymond James to assist in the evaluation of all strategic options for that business.” In addition, on December 15, the Company publicly released and filed with the SEC a slide deck with the last slide headed, “Go Forward Plan,” followed by two bullets: “evaluating strategic options for remaining business” and “has retained Raymond James as financial advisor.”

On December 16, 2015, management held a public call with analysts where the prospects for selling the remaining business of the Company were discussed by management and recognized by analysts as being pursued and the transcript of this call was filed publicly by the Company with the SEC the next day.

On December 23, 2015, the Company announced the entrance into settlement agreements with bank regulatory authorities. The details of these settlements were included in public filings by the Company with the SEC. These settlements with respect to legacy liabilities of the Disbursements Business permitted the Company to add a degree of certainty to the exposures that a purchaser of the Company would inherit when buying the Company to acquire the Payments Business.

On January 7, 2016, the Board held a meeting, together with members of senior management, to discuss the process for the sale of the Company, including the intention to distribute a high level information memorandum to a wide range of prospective bidders. The Board, together with management, further discussed the effect of then-current market conditions on a potential transaction to acquire the Company, including the view on market conditions expressed to the Company’s management by representatives of Raymond James.

On January 20, 2016, Raymond James distributed letters to 65 parties, including an affiliate of the Sponsor (the ultimate parent of Blackboard), Strategic Bidder A, Financial Bidder 1, Financial Bidder 2, Financial Bidder 3, Financial Bidder 4 and Financial Bidder 5, inviting them to submit, by February 5, 2016, preliminary indications of interest in acquiring the Company. Of these 65 parties, 52 (including an affiliate of the Sponsor, Strategic Bidder A, Financial Bidder 1, Financial Bidder 2, Financial Bidder 3, Financial Bidder 4 and Financial Bidder 5) signed or had previously signed nondisclosure agreements and therefore received from Raymond James the high level information memoranda about the Company. The high level information memoranda distributed to such parties included the CIM Forecasts, as more fully described in this Item 4 under the heading “Certain Unaudited Prospective Financial Information of the Company—CIM Forecasts”.

On February 5, 2016, the Company received preliminary bids from 18 parties. Fourteen of these bids came from financial sponsors, including Financial Bidder 1, Financial Bidder 2, Financial Bidder 3, Financial Bidder 4 and Financial Bidder 5, and four came from strategic buyers, including Blackboard and Strategic Bidder A. The first-round bidders who were invited to move on to the second round consisted of 11 bidders, which included the following six bidders along with the respective bid ranges submitted in their indications of interest: Financial Bidder 1, $4.80 to $5.20 in cash; Financial Bidder 2, $4.35 to $5.22 in cash; Financial Bidder 3, $5.00 to $5.25 in cash; Financial Bidder 4, $4.60 to $5.10 in cash; Financial Bidder 5, $4.25 to $5.50 in cash; and Strategic Bidder A, $5.13 to $5.73 in cash. Following these preliminary, non-binding first round bids, six bidders (four financial sponsors and two strategic), each of which had failed to submit a bid range that exceeded $4.75 and were the bidders with the ranges with the lowest mid-points and high-ends, were not invited to the next round based on direction from the Board, following consultation with representatives of Raymond James and members of management, at the February 9, 2015 Board meeting. Blackboard had submitted a bid range of $3.99 to $4.39 in cash and was one of the bidders that was eliminated in this round due to its bid failing to exceed $4.75. In addition, one other of the 18 bidders (a financial sponsor) elected to drop out.

On February 9, 2016, the Board held a meeting, together with representatives of Raymond James and Cleary Gottlieb, to discuss the process for selling the Company. The Board, after consulting with management and Raymond James, took into account that, as a result of the announcements in December 2015, the market was aware that the Company was for sale and that Raymond James was the designated agent to call to convey expressions of interest. The Board discussed the challenges of closing the transaction to sell the Disbursements Business to Customers Bank and how important the closing of this Disbursement Business divestiture transaction was to bidders for the Company in order to remove the risks of the Disbursements Business from the picture. The Board reviewed the contingencies and uncertainties involved in selling the Company. In addition, representatives of Raymond James delivered a preliminary analysis of financial factors relevant to a sale of the Company. Representatives of Raymond James also described the types of questions bidders were asking related to the transition services agreement obligations of the Company to Customers Bank that would go into effect upon the closing the sale of the Disbursements Business. The Board discussed the possibility of waiting to close the sale of the Disbursements Business to Customers Bank before proceeding further with the process to sell the Company. The Board concluded in its business judgment, after consulting with the advisors, that management should proceed with the process for selling the Company.

Subsequent to Blackboard’s elimination from the process after the February 9, 2015 Board meeting, Blackboard communicated to Raymond James its disappointment in being eliminated and its interest in potentially acquiring the Company. On February 15, 2016, Blackboard resubmitted a bid to Raymond James, with a bid range between $5.19 and $5.58 in cash. Upon receipt of this bid, the Company elected to invite Blackboard to continue with the bidding process.

The next round in the process for selling the Company, which commenced following the February 9, 2016 Board meeting, entailed a series of management presentations for each of the remaining 12 bidders and was followed up with limited data room access. The four bidders (three financial sponsor and one strategic) that submitted the highest high-ends of all the submitted bid ranges in the first round, indicating high-ends up to $6.77 in cash, as well as one financial sponsor bidder, all elected to drop out during the next round after attending the management presentations and reviewing additional information about the Company.

On March 3, 2016, the Board held a meeting, together with members of senior management, to receive an update on the process of progressing the sale of the Disbursements Business to Customers Bank toward a closing, the management presentations and limited data room access in the process to sell the Company, and the plans for second round bids for the Company to be submitted on March 15, 2016.

On March 15, 2016, seven bidders, consisting of five financial sponsors and two strategic bidders, submitted revised bid ranges. Blackboard submitted a revised bid of $5.50 in cash per share. Strategic Bidder A submitted a revised bid range of $5.13 to $5.73 in cash per share. Financial Bidder 1 submitted a revised bid range of $4.70 to $5.10 in cash per share. Financial Bidder 2 submitted a revised bid of $5.39 in cash per share. Financial Bidder 3 Partners submitted a revised bid of $4.80 in cash per share. Financial Bidder 4 submitted a revised bid range of $4.25 to $4.50 in cash per share. Financial Bidder 5 submitted a revised bid range of $4.30 to $4.75 in cash per share.

On March 19, 2016, the Board held a meeting, together with senior management and representatives of Raymond James and Cleary Gottlieb. Management updated the Board on the process of progressing the sale of the Disbursements Business to Customers Bank toward a closing. The representatives of Raymond James updated the Board on the process for selling the Company. A representative of Raymond James explained that strategic bidders were now at the higher end of the bid range due to their greater potential for realizing synergies. Raymond James discussed how each bidder planned to finance its bid and the background of each bidder. A representative from Raymond James recommended that Blackboard, Strategic Bidder A, Financial

Bidder 1 and Financial Bidder 2 be invited to the next round of the sale process and that the remaining three bidders (all financial sponsors) be dropped. Raymond James explained that this recommendation was based on the amount of work that Blackboard, Strategic Bidder A, Financial Bidder 1 and Financial Bidder 2 had put into their bids (a higher amount of work reflecting a lower likelihood that the bidder would either drop out or significantly revise its bid), the ability of the two strategic bidders (Blackboard and Strategic Bidder A) to realize synergies, and the amounts of their respective indicated bid ranges. Management and Raymond James discussed with the Board how the next round would require greater access to management and deeper due diligence and therefore it was advisable to limit the number of bidders to no more than four to assure that there would be proper resources to handle the demands of the bidders and have final bids that were definitive and not discounted to reflect uncertainties. The Board accepted this recommendation and instructed management and Raymond James to initially invite Blackboard and Strategic Bidder A to the next round and to subsequently extend invitations to Financial Bidder 1 and Financial Bidder 2 in the event that they reaffirmed their respective bids.

Upon being invited to continue in the process, Blackboard and Strategic Bidder A were provided with additional access to confidential information about the Company, documents in the possession of the Company, and management and advisors to discuss an array of financial, legal, regulatory, and operational concerns, contingencies, liabilities, risks, and uncertainties.

On March 29, 2016, Financial Bidder 2 informed Raymond James that it would not be submitting a final bid, in light of risks associated with the Company’s business and tension between the Company’s business model and the type of growth profile that Financial Bidder 2 sought in its portfolio companies.

On April 1, 2016, the Board held a meeting attended by members of senior management, who provided the Board with an update on the process for selling the Company, including the planned deadline for final bids, the status of the draft merger agreement being prepared by Cleary Gottlieb, and a review of the status of the work being done by remaining bidders. The Board discussed how one of its members had been employed by a predecessor to Financial Bidder 1 over twenty years prior, but no longer had any ongoing financial interest or relationship with this bidder. The Board considered this information and concluded in its business judgment that this fact was immaterial.

On April 4, 2016, the stockholders of the Company, by a supermajority of the outstanding shares, approved the sale of the Disbursements Business to Customers Bank.

During the week of April 4, 2016, Financial Bidder 1 held additional calls with management and Raymond James and subsequently reaffirmed its bid and its interest in the Company. Financial Bidder 1 was subsequently given access to confidential information about the Company, documents in the possession of the Company, and management and advisors to discuss due diligence matters.

On April 7, 2016, Strategic Bidder A informed Raymond James that it would not be submitting a final bid because of internal considerations and the risks associated with incurring debt to finance an acquisition of this nature.

During the second week of April 2016, Blackboard and Financial Bidder 1 were given access to draft merger agreements.

On April 14, 2016, the Board held a meeting attended by members of senior management, who provided the Board with an update on the process for selling the Company, including the withdrawal of Strategic Bidder A and Financial Bidder 2 and substantial diligence that Blackboard and Financial Bidder 1 reported they needed to complete. The Board also discussed contingency planning in the event that the process failed to result in a transaction that the Board found acceptable.

On April 26, 2016, the Company received two bids to acquire the Company in what was described by Raymond James to the bidders as their submissions of their “final round bid.” Financial Bidder 1 made a non-binding proposal of $5.00 in cash per share, while Blackboard made a non-binding proposal of $4.50 in cash per share. In connection with its proposal, Blackboard provided a mark-up of the merger agreement, indicated that Blackboard would require several additional weeks to conclude further due diligence investigations and deliberations and requested an exclusivity period of 28 days. Financial Bidder 1 did not submit a mark-up of the merger agreement, reasoning that it had not done enough due diligence at that time to be able to provide a mark-up, and specified that it required an additional four weeks to conclude further due diligence investigations and deliberations. Financial Bidder 1 told representatives of Raymond James that it had reviewed the draft merger agreement and believed it to be reasonable and that, subject to the satisfactory completion of additional diligence, Financial Bidder 1 would be prepared to agree to a standard public company-style merger agreement. Financial Bidder 1 provided letters from lenders expressing confidence in their ability to provide debt financing together with its proposal. Financial Bidder 1 did not request exclusivity at this stage.

On April 28, 2016, the Board held a meeting attended by senior management and representatives of Raymond James and Cleary Gottlieb. In response to questions from directors to representatives of Raymond James, it was discussed how it would not likely be possible to convince bidders that were no longer participating in the process to reenter the process. The Board instructed management and the advisors to continue to pursue the sale process with Blackboard and Financial Bidder 1 by providing them with the requested diligence and pressing them to improve their bids. The Board also instructed Raymond James to inform Blackboard that its request for exclusivity was rejected.

On May 3, 2016, Raymond James reached out to an affiliate of Strategic Bidder A to probe whether Strategic Bidder A might be interested in reentering the sale process. The response was a reconfirmation that Strategic Bidder A was definitely out of the process.

During May, the Company, in consultation with Raymond James, set May 27, 2016 as the date for the submission of “revised final bids.” In early May, representatives of Cleary Gottlieb discussed with Dechert LLP (“Dechert”), counsel to Blackboard, ways in which the merger agreement proposed by Blackboard ought to be improved from the perspectives of certainty of closing and flexibility of the Board to negotiate and accept a superior proposal between the announcement of the merger agreement and the acceptance of the tender offer and, on May 23, 2016, a revised draft merger agreement was provided to Blackboard.

On May 23, 2016, Financial Bidder 1 submitted a mark-up of the merger agreement and expressed to representatives of Raymond James that it was hoping to receive feedback on the mark-up prior to the May 27, 2016 deadline for submission of “revised final bids.” On May 25, 2016, representatives of Cleary Gottlieb discussed with outside counsel for Financial Bidder 1 ways in which their proposed contract ought to be improved from the perspectives of certainty of closing and flexibility of the Board to negotiate and accept a superior proposal between the announcement of the merger agreement and the acceptance of the tender offer. In particular, Cleary Gottlieb emphasized that Financial Bidder 1 would improve the competitiveness of its proposal if it shifted from a leveraged buyout approach, featuring a modest reverse break-up fee triggered by a financing failure, and adopted an all-equity approach characterized by a full equity commitment from a fund with adequate capital commitments.

On May 25, 2016, representatives of the Sponsor informed Raymond James that Blackboard would miss the May 27, 2016 deadline due to the scheduling of the Sponsor’s investment committee meeting, but that a “revised final bid” would be submitted by Blackboard on May 31, 2016.

On May 27, 2016, Financial Bidder 1 submitted a non-binding proposal to acquire the Company for $4.75 in cash per share, as well as a revised mark-up of the draft merger agreement that featured the requested all-equity approach and abandoned the approach featuring limited remedies for the Company in the event of a financing failure. In addition, Financial Bidder 1 requested exclusivity for a period of at least seven days to permit it to complete its remaining due diligence.

On May 31, 2016, Blackboard submitted a non-binding proposal to acquire the Company for $4.75 in cash per share, as well as a revised mark-up of the draft merger agreement. In addition, Blackboard requested exclusivity for a period of at least two weeks to permit it to complete its remaining due diligence.

On May 31, 2016, the Board held a meeting, together with representatives of Raymond James and Cleary Gottlieb, to discuss the sale process. The Board, in consultation with management and the advisors, observed how both bidders had decreased the amount of their first and second round bids of February 5, 2016 and March 15, 2016, as they had conducted more diligence and obtained greater visibility into the risks and uncertainties of the Company’s remaining assets and operations and legacy liabilities. In particular, the Board deliberated about how the ranges submitted by some of the bidders in the first round of the sale process on February 5, 2016 included prices per share that exceeded $4.75, but that these bidders had been eliminated from the sale process at that time because their bid ranges were not in the top tier of the bids received at that time. The Board observed how these second-tier bids in the first round had not been based on the same amount of diligence and understanding of the Company as Financial Bidder 1 and Blackboard had performed and possessed at this stage. The Board, in consultation with members of management and representatives of Cleary Gottlieb and Raymond James, concluded that the second-tier, first round bid ranges would most likely have been reduced in the subsequent rounds to levels below the bids most recently proposed by Financial Bidder 1 and Blackboard. In addition, the Board and the advisors discussed that it would not likely be possible to reopen the sale process to the early stage bidders that had been excluded, due to the amount of time it would take to allow them to perform adequate diligence, without putting the entire sale process at risk and risking significant adverse consequences for the Company, including the risk that Financial Bidder 1 and Blackboard would withdraw their bids upon learning that the process had been reopened.

In addition, at the May 31, 2016 meeting, the Board, together with the advisors, discussed the “standstill” undertakings in place with third parties that had signed non-disclosure agreements in connection with the sale process. The Board considered sending out unilateral waivers or releases to these standstill undertakings, but decided not to do so in view of the following factors: (i) the existing standstill undertakings permitted the counterparties to submit private requests to the Company at any time to grant waivers of these standstill undertakings, (ii) the broad market check conducted by Raymond James, along with the public announcement in December 2015 that the Company was exploring strategic options through Raymond James, along with the observation by representatives of Raymond James that they did not believe that any potential bidders were holding back from contacting Raymond James and, in particular, they did not believe that the requirement to preface such contact with a request for a waiver of the standstill undertaking was holding anybody back; and (iii) the disruptive impact on the sale process that sending out such waivers risked causing. In addition, the Board reviewed with counsel the provisions in the draft merger agreements that would provide the Board with the flexibility to grant waivers of standstills in response to requests where the Board was compelled to do so by its fiduciary duties.

After the Board discussed, at the May 31, 2015 Board meeting, the further diligence that both bidders had indicated they would require and the demand by each bidder for an exclusivity undertaking from the Company, the Board instructed Raymond James to inform each of Financial Bidder 1 and Blackboard that its request for exclusivity was rejected and that each must submit a revised bid for the Board’s further consideration by no later than June 3, 2016 and that the revised bid should represent improvements on price, speed and certainty to signing and closing, and flexibility of the Board to accept a superior proposal after signing. After the meeting, a representative from Raymond James contacted representatives of Financial Bidder 1 and Blackboard to convey this message. Over the next few days, Cleary Gottlieb delivered to each bidder’s counsel a list of, and had conversations with each bidder’s counsel about, deficiencies in its approach to deal certainty and deal protections, including a request that Blackboard lower the termination fee payable by the Company upon accepting a superior proposal from 4.5% of the equity value of the transaction to 4.0% of such equity value.

On June 2, 2016, Blackboard submitted a non-binding proposal to acquire the Company for $5.15 in cash per share. In addition, Blackboard confirmed in writing that it would be amenable to all of the terms raised with their counsel by Cleary Gottlieb, including the lowering of the termination fee. On June 3, 2016, Financial

Bidder 1 submitted a non-binding proposal to acquire the Company for $4.85 in cash per share. Both bidders specified additional diligence requirements and a demand for immediate exclusivity. In addition, Financial Bidder 1 requested, as a condition to its continuing in the sale process as a bidder, that the Company undertake to reimburse certain of its out-of-pocket expenses if Financial Bidder 1 failed to enter into a definitive agreement with the Company.

On June 3, 2016, the Board held a meeting, together with senior management and representatives of Raymond James and Cleary Gottlieb. A representative from Raymond James stated that each of Financial Bidder 1 and Blackboard had orally conveyed that its latest bid represented its “best and final” bid. In response to questions raised by the directors, the Raymond James representative explained that each bidder had now made a “final round” bid in response to requests by the Company on at least two occasions, that the bidders were demonstrating “deal fatigue” and Raymond James believed in good faith that these really were their best and final bids and that any request for a further round of bidding would most likely be rejected and put their existing bids at serious risk. Raymond James presented financial analyses of the bids and the Company and the Board reviewed the Company’s financial projections that were used by Raymond James in its analyses. The Board discussed with the advisors how each bidder was demanding exclusivity as a condition to conducting final confirmatory diligence and finalizing the merger agreement and that the sale of the Disbursements Business to Customers Bank close before the execution of a merger agreement. In addition, the Board deliberated, in consultation with the advisors, about the risks that each bid would not result in a signed merger agreement and the risks of each bidder failing to close the transaction after executing a merger agreement. The Board discussed the requirement in the bid by Financial Bidder 1 that the Company reimburse certain of Financial Bidder 1’s out-of-pocket expenses in the event that a definitive agreement was not signed at the end of a proposed exclusivity period. The Board, after consulting with management and the Board, concluded in its business judgment that the Blackboard bid was superior and that a grant of exclusivity at this point would be required to induce Blackboard to complete its work necessary to sign the merger agreement. The Board authorized management to grant Blackboard exclusivity for a period that approximated the remaining time necessary to close the sale of the Disbursements Business to Customers Bank and instructed management first to try to convince Blackboard to minimize its requirements for confirmatory diligence, including Blackboard’s requests for direct conversations with third parties with business relationships with the Company. In addition, the Board resolved that, in view of the advanced status of the negotiation with Blackboard, it would be permissible for employees of the Company, other than senior officers involved in the negotiation of the merger agreement, to engage in discussions with Blackboard about post-merger employment arrangements if so requested by Blackboard.

Following the Board meeting on June 3, 2016, management and Raymond James communicated with Blackboard, at which time Blackboard agreed to reductions in the scope of its remaining diligence, including removal of the request by Blackboard to talk directly to third parties. Later on June 3, 2016, the Company and Blackboard executed an agreement that provided for exclusivity through the earlier of the end of June 17, 2016 and the time that Blackboard revised any of the material terms of the bid as most recently proposed in a manner adverse to the Company or its stockholders.

During the period from June 3 through June 17, 2016, Blackboard conducted further due diligence and the parties, together with Dechert and Cleary Gottlieb, engaged in the negotiation of the merger agreement. In addition, the Sponsor and its counsel negotiated with Cleary Gottlieb and the Company the terms of the Sponsor’s equity commitment letter to be delivered in connection with the parties’ entry into the merger agreement.

On June 14, 2016, the Board held a meeting, together with management and representatives of Cleary Gottlieb and Raymond James, to review the terms of the merger agreement, Raymond James’ preliminary financial analyses of the proposed transaction with Blackboard, the timeline for the proposed transaction, and the expected timing until the closing of the sale of the Disbursements Business and until the execution of the merger agreement for the sale of the Company. During the meeting, there was a discussion of the risks and uncertainties associated with the Company’s ability to achieve the financial projections that management had provided to Raymond James.

On June 15, 2016, the Company completed its sale of the Disbursements Business to Customers Bank, as disclosed in the Current Report on Form 8-K filed publicly by the Company with the SEC on June 16, 2016. In the days following this announcement, representatives of Financial Bidder 1 contacted Raymond James to convey that they had observed this announcement and were curious as to why there had been no announcement about a sale of the Company given the Company’s expressed desire to enter into the merger agreement promptly after the closing of the sale of the Disbursements Business. Raymond James did not respond to this inquiry due to the exclusivity arrangements in place with Blackboard.

On June 19, 2016, Blackboard delivered a letter to the Company specifying its need for an additional week of due diligence, confirming its commitment to the $5.15 in cash per share consideration and requesting a one week extension of the exclusivity period. On June 19, 2016, the Board, together with representatives of Raymond James and Cleary Gottlieb, met to consider the unsolicited inquiry from Financial Bidder 1, the nature of Blackboard’s remaining due diligence exercise, the progress on the merger agreement and the equity commitment letter and Blackboard’s request for an extension of exclusivity. The Board, after consultation with the advisors, determined in its business judgment to authorize management to grant the request for an extension of exclusivity through June 24, 2016 and further authorized management to extend exclusivity through June 27, 2016 if necessary or advisable to induce the Sponsor and Blackboard to enter into transaction agreements to acquire the Company at $5.15 in cash per share and otherwise on the terms that had been presented to the Board. Management then granted to Blackboard an extension of exclusivity through June 24, 2016.

During the period from June 19 through June 25, 2016, Financial Bidder 1 contacted Raymond James and the Chief Executive Officer of the Company on several more occasions, observing that a transaction had not yet been announced, conveying its continued interest in acquiring the Company and noting that it would be able to enter into a definitive agreement with the Company within two days of reengaging with the Company. In its communications made to Raymond James, Financial Bidder 1 did not indicate a willingness to increase the price of its bid from $4.85 per share or that it remained committed to this price level. Due to the ongoing exclusivity obligations of the Company, the management and representatives of the Company refrained from engaging with Financial Bidder 1 in response to these inquiries.

On June 24, 2016, Blackboard communicated to management and Raymond James that it would require until June 28, 2016 to complete its due diligence and management agreed to grant an extension of exclusivity through June 27, 2016 pursuant to the previous authorization from the Board.

On June 27, 2016, Blackboard again communicated to Raymond James and management that it would require an additional two days to complete it due diligence. On June 27, 2016, the Board, together with Raymond James and Cleary Gottlieb, met to consider the continued unsolicited inquiries from Financial Bidder 1, the nature of Blackboard’s remaining due diligence exercise, the progress that had been made by Blackboard in its due diligence in the preceding week, the progress on the merger agreement and the equity commitment letter and Blackboard’s request for an extension of exclusivity. The Board, after consultation with the advisors, determined in its business judgment to grant the request for an extension of exclusivity through June 29, 2016.

On June 29, 2016, the Board held a meeting at which senior management and representatives of Raymond James and Cleary Gottlieb were present. Representatives of Cleary Gottlieb reviewed with the Board its fiduciary duties in connection with the Board’s consideration of the proposed transaction, which fiduciary duties had been discussed with the Board on prior occasions, and also reviewed the terms of the merger agreement and the equity commitment letter from certain equity funds managed by the Sponsor. Raymond James reviewed again the process that led to the final bid and presented its financial analyses of the proposed transaction. The Board then discussed with the representatives of Raymond James the risks and uncertainties associated with the Company’s ability to achieve the financial projections that management had provided to Raymond James. Raymond James then delivered its oral opinion, subsequently confirmed in writing, that as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Raymond James, as set forth in the written opinion described below in this Item 4 under the heading “Opinion of Raymond James, the Company’s Financial Advisor” and attached as Annex A hereto, the $5.15 per Share in cash to be received by the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The Board then approved the Merger Agreement and resolved to recommend that stockholders (other than Parent and its subsidiaries) tender their shares into the Offer.

On June 29, 2016, the Company, Parent and Purchaser executed the Merger Agreement and the Sponsor and Parent executed the equity commitment letter.

Shortly following the execution of the Merger Agreement and prior to the opening of the financial markets on June 30, 2016, the Company and Blackboard publicly announced the signing of the Merger Agreement.

Reasons for the Board’s Recommendation

In reaching its unanimous decision to approve the Merger Agreement and the Transactions and to recommend that the Company’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer, the Board consulted with senior management of the Company regarding, among other things, the Company’s industry and its business and prospects as an independent company. The Board consulted with its financial advisor regarding the financial aspects of the Transactions, as well as the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be received by such stockholders pursuant to the Transactions. The Board also consulted with its legal counsel regarding the Board’s fiduciary duties, the terms of the Merger Agreement and related issues. The Board believed that, taken as a whole, the following factors supported its determination to approve the Merger Agreement and the Transactions:

•	Offer Price:

•	the Company’s stockholders will be entitled to receive consideration of $5.15 per Share in cash upon the consummation of the Offer or the Merger, providing liquidity and certainty of value as compared to the uncertain future long-term value that the Company’s stockholders might or might not realize if the Company remained an independent public company;

•	the Offer Price represents a premium of approximately 37.3% to the closing price per Share on June 29, 2016 of $3.75, the last trading day prior to the public announcement of the entry into the Merger Agreement and approximately 90.7% to the closing price per Share on December 15, 2015 of $2.70, the last trading day prior to the public announcement that the Company was exploring strategic options;

•	the recent and historical market prices of the Shares and the financial market conditions during that period. See this Item 4 under the heading “Opinion of Raymond James, the Company’s Financial Advisor—Summary of Financial Analyses—Historical Trading Range Analysis;”

•	the Board’s belief, based on discussions and negotiations with Parent, Blackboard and the Sponsor, that $5.15 per Share was the highest price Parent would be willing to pay; and

•

the Board’s belief, based on consultations with its financial advisor and the Company’s management, its review of strategic alternatives in 2015 and 2016, the public announcement by the Company in December 2015 that the Company had engaged Raymond James to explore strategic options for the remaining business of the Company, the sale process leading to the signing of the Merger Agreement during which the Company’s financial advisor contacted 65 parties with respect to a potential transaction, resulting in the receipt of eighteen initial bids in the initial round of bidding, seven revised bids in the subsequent round and, ultimately, in the final round of bidding, Financial Bidder 1’s offer to acquire the Shares of the Company at $4.85 per share provided on the same day as the Company’s entry into the Exclusivity Agreement with Purchaser, that it was unlikely that any other party would be willing to pay more than $5.15 per

Share, in cash or otherwise. See this Item 4 under the heading “Background of the Offer and Reasons for the Recommendation—Background of the Offer.”

•	Cash Consideration; Certainty of Value. The all-cash consideration payable pursuant to the Offer and the Merger will provide the Company’s stockholders with immediate value for their Shares, while avoiding the risk of potentially failing to execute on the Company’s long-term business strategy. The all-cash purchase price also provides such stockholders with certainty of value for their Shares as compared to consideration payable in a hypothetical stock-for-stock transaction, which could be subject to fluctuation in the market prices of an acquirer’s stock and overall economic and stock market risk.

•	Prospects in Remaining Independent; Risks from Change in Business Model. The risks and uncertainties of continuing to operate as an independent public company, including the risks and uncertainties of achieving the Company’s long-term business plan. In particular, the Board considered:

•	the difficulties of remaining a stand-alone public company with only the Payments Business as its sole line of operations;

•	the Company’s financial projections that were prepared by the Company’s management and reviewed with the Board. For a description of these projections, see this Item 4 under the heading “Certain Unaudited Prospective Financial Information of the Company—Projections;” and

•	the Board’s view that, even if the Company were to achieve its operating objectives as set forth in the financial projections, the potential likelihood that the implied present value of the Company’s future stock price would not exceed the Offer Price.

•	Opinion of Raymond James. The oral opinion, subsequently confirmed in writing, provided to the Board at its meeting on June 29, 2016 by representatives of Raymond James, that as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Raymond James, as set forth in the written opinion, the $5.15 per Share in cash to be received by the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Raymond James’s opinion is more fully described in this Item 4 under the heading “Opinion of Raymond James, the Company’s Financial Advisor.” The full text of the written opinion of Raymond James is attached hereto as Annex A.

•	No Financing Condition. Neither the Offer nor the Merger is conditioned on Parent obtaining any outside financing.

•

Equity Financing Commitment. The Merger Agreement includes a representation made by Parent that an equity commitment from equity funds managed by the Sponsor will be available to enable it to have funds to pay the aggregate consideration payable to the Company’s stockholders and all other amounts payable by Parent and Purchaser in connection with the Transactions, subject to the terms and conditions of the Equity Commitment Letter. Parent received and presented to the Company the Equity Commitment Letter, dated as of June 29, 2016 (the “Equity Commitment Letter”), from equity funds managed by the Sponsor, providing for an equity commitment of up to $303,000,000, which amount may be reduced in accordance with the terms of the Equity Commitment Letter, to fund (i) the payment for all Shares that are either (a) accepted pursuant to the Offer or (b) acquired pursuant to the Merger, (ii) the amounts payable pursuant to Section 2.08 of the Merger Agreement relating to the cashing out of the Company’s equity awards and warrants, (iii) the amounts required to satisfy any obligations of the Company and the Company Subsidiaries under the debt payoff letters and other related termination agreements contemplated by the Merger Agreement, (iv) all amounts payable by Parent to the Company pursuant to certain expense reimbursement and indemnification provisions of the Merger Agreement, (v) all other amounts necessary for the satisfaction of all of Parent’s and Purchaser’s obligations under or in connection with the Merger Agreement (including payment of their advisors and other transaction expenses), and (vi) all monetary damages payable by Parent and/or Purchaser arising out of or related to the Merger Agreement and/or the Transactions. The Company is an intended third-party beneficiary under the Equity Commitment Letter and is entitled to enforce its rights thereunder in certain circumstances.

•	Solicitation of Interest. Prior to entering into the Exclusivity Agreement, the Board considered the parties that would likely have the financial ability and potential strategic interest in making an acquisition proposal to the Company, taking into account a strategic review process undertaken by the Company starting in March 2015, which involved contacting an aggregate of 65 strategic corporate parties and financial sponsor parties regarding their interest in a potential acquisition of the Company. In addition, in December 2015, the Company publicly announced that it was exploring strategic options for its remaining business line and that it had engaged Raymond James for this purpose. See this Item 4 under the heading “Background of the Offer and Reasons for the Recommendation—Background of the Offer.”

•	Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under Section 262 of the DGCL. For a description of these appraisal rights, see Item 8 under the heading “Notice of Appraisal Rights.”

•	Timing and Likelihood of Consummation:

•	The Board’s belief that the Merger Agreement allows for sufficient time to consummate the Offer and the Merger; and

•	The structure of the acquisition of the Company by Parent as a two-step transaction effected pursuant to Section 251(h) of the DGCL without a stockholder vote to adopt the Merger Agreement enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the Transactions), and allows the second-step Merger—in which stockholders who do not tender their Shares into the Offer will receive the same cash price per Share as is paid pursuant to the Offer—to be consummated as soon as practicable after the Offer is consummated.

•	Parent’s obligation to consummate the Offer and effect the Merger is subject to limited conditions, including the fact that:

•	Parent is obligated to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the Company in doing, all things reasonably necessary under applicable law to consummate the Transactions, including the obligation of Parent to take, or cause its affiliates to take, such divestitures and undertake such remedies as may be necessary to permit the closing of the Offer to occur;

•	Pursuant to the Equity Commitment Letter, the Sponsor, through certain of its affiliated funds, has committed to take, or cause its affiliates to take, such divestitures and undertake such remedies as may be necessary to permit the closing of the Offer to occur and to use reasonable best efforts to cause Super Holdco to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties to the Merger Agreement in doing, all things reasonably necessary under applicable law to effect the Transactions;

•	Purchaser is required, subject to certain conditions, to make the Offer on the terms set forth in the Merger Agreement;

•	subject to its circumscribed rights to terminate the Offer, and subject to certain conditions, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the Offer are not satisfied as of such date;

•	the consummation of the Offer is conditioned on, at the Expiration Time, there having been validly tendered and not properly withdrawn that number of Shares that, together with the Shares then-owned by Parent, Purchaser or any of their respective subsidiaries, represents a majority of the Shares then-outstanding, but excluding from the denominator any Shares owned by the Company or any subsidiary of the Company and excluding any Shares tendered by notice of guaranteed delivery by not actually delivered to or on behalf of Purchaser (the “Minimum Tender Condition”), which cannot be waived without the prior written consent of the Company;

•	the number of outstanding Shares (not including Shares that are owned as of the date of commencement of the Offer by the Company or any subsidiary of the Company) that must be validly tendered into the Offer and not properly withdrawn prior to the Expiration Time to satisfy the Minimum Tender Condition is a number of Shares that would represent at least a majority of the outstanding Shares at such time;

•	the Company may seek specific performance to cause Parent to consummate the Offer and, under circumstances specified in the Equity Commitment Letter, seek specific performance to cause the Sponsor to fund its equity commitment to Parent; and

•	the business reputation and capabilities of Parent and the Sponsor, including Parent’s and the Sponsor’s substantial experience in the execution of mergers and acquisitions.

•	Ability to Respond to Acquisition Proposals. The Company’s ability, under certain circumstances specified in the Merger Agreement, prior to the consummation of the Offer, to (i) consider and respond to an unsolicited written Acquisition Proposal (as defined in the Merger Agreement) from a third party (which Acquisition Proposal is made after the date of the Merger Agreement and does not result from a material breach of the non-solicitation provisions in the Merger Agreement) and (ii) engage in negotiations or discussions with, or furnish any information and reasonable access to the person making such a proposal if the Board, prior to taking any such actions, determines in good faith, after consultation with the Company’s outside legal and financial advisors, that such Acquisition Proposal constitutes, or could reasonably be expected to lead to or result in, a Superior Proposal (as defined in the Merger Agreement).

•	Change of Recommendation for Superior Proposal. The ability of the Board, in response to an unsolicited written Acquisition Proposal (which Acquisition Proposal is made after the date of the Merger Agreement and does not result from a material breach of the non-solicitation provisions in the Merger Agreement), to modify or withdraw its recommendation to the Company’s stockholders and/or terminate the Merger Agreement if the Board determines in good faith (after consultation with its outside counsel and financial advisor) that (i) such Acquisition Proposal constitutes a Superior Proposal and (ii) the failure to approve or recommend such Superior Proposal would be inconsistent with the Board’s fiduciary duties to the Company’s stockholders under applicable law, subject to the terms of the Merger Agreement, including compliance by the Company with the restrictions on its ability to solicit Acquisition Proposals, certain matching rights of Parent, and the Company’s obligation to pay to Parent a termination fee of $10,392,000 in the event the Merger Agreement is terminated in certain circumstances as a result of the change of recommendation, an amount the Board believed would not substantially impede the making of a potential Superior Proposal.

•	Change of Recommendation for Intervening Event. The ability of the Board to modify or withdraw its recommendation to the Company’s stockholders under certain circumstances in response to a material development or material change in circumstances (other than an Acquisition Proposal) that occurs or arises after the date of the Merger Agreement that was not known or reasonably foreseeable by the Board as of the date of the Merger Agreement, if the failure to take such action would be inconsistent with the Board’s fiduciary duties under applicable law, subject to a requirement to provide prior written notice to Parent and the Company’s compliance with certain matching rights of Parent.

•	Interim Conduct of Business. The Board’s belief that the Company will retain sufficient operating flexibility to conduct its business in the ordinary course between the execution of the Merger Agreement and consummation of the Offer and Merger.

The Board also considered a variety of negative factors in its deliberations concerning the Merger Agreement and the Transactions, including the following:

•	No Participation by the Company’s Stockholders in Future Growth or Earnings. The consummation of the Merger would preclude the Company’s stockholders from having the opportunity to participate in any future improvement in the performance of the Company’s assets, future earnings growth and future appreciation of the value of Shares that could occur if the Company’s plans were successfully implemented.

•	Risks of Not Closing. The risks and contingencies related to the announcement and pendency of the Offer and the Merger, including the potential impact on the Company’s employees and relationships with existing and prospective customers and business partners, as well as risks and costs if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential impact on the Company’s stock price and the effect on the Company’s business relationships.

•	Non-Solicitation and Related Provisions; Termination Fee. The Merger Agreement precludes the Company from actively soliciting alternative Acquisition Proposals that may be superior to the Offer and the Merger; the limited circumstances in which the Company may enter into or otherwise participate in any discussions regarding Acquisition Proposals, or agree to accept or recommend any Acquisition Proposals, other than as described above with respect to Superior Proposals and Acquisition Proposals that could reasonably be expected to lead to or result in a Superior Proposal; the ability of Parent to match a Superior Proposal; and the requirement that the Company pay a $10,392,000 termination fee to Parent (which represents 4% of the equity value of the Company after giving effect to the Offer Price) related to a termination of the Merger Agreement in connection with a Superior Proposal in the circumstances specified in the Merger Agreement, all of which could dissuade another party from making an Acquisition Proposal for the Company. The Board noted, however, that these provisions of the Merger Agreement were insisted upon by Parent as a condition to its entering into the Merger Agreement.

•	Time and Expense Commitment. The significant costs involved in connection with entry into the Merger Agreement, consummation of the Offer and the Merger and the substantial time and effort of management required to consummate the Offer and the Merger and related disruptions to the operation of the Company’s business.

•	Taxable Consideration. An all-cash transaction would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

•	Interim Restrictions on Business. The restrictions on the conduct of the Company’s business prior to the consummation of the Merger, that, subject to specific exceptions, could delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company absent the pending Transactions.

•	Operations; Hiring. The announcement and pendency of the Offer and the Merger, or failure to consummate the Offer or the Merger, may harm relationships with the Company’s employees, suppliers and customers, may divert management and employee attention away from the day-to-day operation of the Company’s business and may limit the Company’s ability to attract, hire and retain key management and personnel.

•	Structure of Transaction. The fact that the structure of the Transactions as a tender offer followed by a merger that does not require the vote of the Company’s stockholders could result in a relatively short period during which an unsolicited takeover proposal could be brought forth.

•

Expense Reimbursement. The requirement that the Company reimburse Parent for up to $3,247,500 of its reasonable and documented, out-of-pocket expenses incurred in connection with the authorization, preparation, execution and performance of the Merger Agreement and the Transactions in the event that the Merger Agreement is terminated because the Company breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, and the termination fee of $10,392,000 is not otherwise payable pursuant to the Merger Agreement in connection with such termination.

•	Termination by Parent. The risk that Parent may terminate the Merger Agreement in certain limited circumstances beyond the control of the Company.

•	Conditions. That while the Company expects that the Offer and the Merger will be consummated, there can be no assurance that all conditions to the Offer and to the parties’ obligations to effect the Merger will be satisfied, and, as a result, the Offer and the Merger may not be consummated.

•	Potential Conflicts of Interest. The Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the Company’s stockholders. See Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company.”

•	Litigation Risk. An increased risk of litigation, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions.

The Board concluded in its business judgment that the risks and other potentially negative factors associated with the Merger Agreement and the Transactions were outweighed by the potential benefits of the Merger Agreement and the Transactions.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Transactions, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented.

For the reasons described above, the Board unanimously approved the Merger Agreement and the Transactions and recommends that the Company’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In considering the recommendation of the Board that the Company’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer, the Company’s stockholders should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the other stockholders of the Company. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and in recommending that the Company’s stockholders (other than Parent and its Subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer. See Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company.”

Opinion of Raymond James, the Company’s Financial Advisor

The Company retained Raymond James as financial advisor on April 6, 2015. Pursuant to that engagement, the Board requested that Raymond James evaluate the fairness, from a financial point of view, to the holders of the Company’s outstanding Shares of the Offer Price to be received by such holders pursuant to the Merger Agreement.

At the June 29, 2016 meeting of the Board, representatives of Raymond James rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Board dated June 29, 2016, as to the fairness, as of such date, from a financial point of view, to the holders of the Company’s outstanding Shares of the Offer Price to be received by such holders in the Transactions pursuant to the Merger Agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James is attached as Annex A to this document. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such written opinion. Holders of Shares are urged to read this opinion in its entirety.

Raymond James provided its opinion for the information of the Board (solely in its capacity as such) in connection with, and for purposes of, its consideration of the Transactions and its opinion only addresses whether the Offer Price to be received by the holders of the Shares in the Transactions pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James does not address any other term or aspect of the Merger Agreement or the Transactions contemplated thereby. The Raymond James opinion does not constitute a recommendation to the Board or to any holder of Shares as to how the Board, such stockholder or any other person should tender shares or otherwise act with respect to the Transactions or any other matter.

In connection with its review of the proposed Transactions and the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the draft of the Merger Agreement dated as of June 29, 2016 (the “Draft Merger Agreement”), including an analysis of the Offer Price to be paid;

•	reviewed certain information related to the historical, current and future operations, financial condition and prospects of the Company made available to Raymond James by the Company, including, but not limited to, the Projections (as defined below);

•	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;

•	reviewed financial, operating and other information regarding the Company and the industry in which it operates;

•	reviewed the financial and operating performance of the Company and those of other selected public companies that Raymond James deemed to be relevant;

•	considered the publicly available financial terms of certain transactions Raymond James deemed to be relevant;

•	reviewed the current and historical market prices and trading volume for the Shares, and the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•	reviewed a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company;

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate; and

•	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which Raymond James have deemed relevant to its inquiry.

With the Company’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with the Company’s consent, assumed that the Projections and such other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company and Raymond James relied upon the Company to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to the Projections or the assumptions on which they were based. Raymond James relied upon and assumed, without independent verification, that the final form of the Merger Agreement would be substantially similar to the Draft Merger Agreement reviewed by Raymond James in all respects material to its analysis, and that the Transactions would be consummated in accordance with the terms of the Merger Agreement without waiver of or amendment to any of the conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct and that each party will perform all of the covenants and Merger Agreements required to be performed by it under the Merger Agreement without being waived. Raymond James also relied upon and assumed, without independent verification, that (i) the Transactions would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Transactions or the Company that would be material to its analysis or opinion.

Raymond James expressed no opinion as to the underlying business decision to effect the Transactions, the structure or tax consequences of the Transactions, or the availability or advisability of any alternatives to the Transactions. The Raymond James opinion is limited to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares. Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of the Board to approve or consummate the Transactions. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of the Company, on the fact that the Company was assisted by legal, accounting and tax advisors, and, with the consent of the Company relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors, as to all legal, accounting and tax matters with respect to the Company and the Transactions.

In formulating its opinion, Raymond James considered only the Offer Price to be received by the holders of Shares, and Raymond James did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or such class of persons, in connection with the Transactions, whether relative to the Offer Price or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transactions to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the Transactions to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transactions amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the Transactions on the solvency or viability of the Company or Purchaser or the ability of the Company or Purchaser to pay their respective obligations when they come due.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Raymond James with the Board at its meeting on June 29, 2016, which material was considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to the Company, Parent or the contemplated Transactions.

Selected Companies Analysis. Raymond James analyzed the relative valuation multiples of eleven selected publicly-traded payment processing companies that it deemed relevant and for which future financial estimates were publicly available, including:

•	ACI Worldwide, Inc.

•	Cass Information Systems, Inc.

•	Euronet Worldwide, Inc.

•	Fidelity National Information Services, Inc.

•	First Data Corporation

•	Fiserv, Inc.

•	Global Payments Inc.

•	MoneyGram International Inc.

•	Total Systems Services, Inc.

•	Vantiv, Inc.

•	The Western Union Company

Raymond James calculated various financial multiples for each company, including enterprise value (market value plus debt, plus preferred stock, plus minority interests, less cash and equivalents) compared to earnings before interest, taxes, depreciation and amortization, or EBITDA, for the most recent actual twelve months results ended March 31, 2016, referred to as TTM, as well as to Wall Street research analysts’ projected EBITDA for the selected companies for calendar years ending December 31, 2016 and 2017, referred to as CY16 and CY17. The estimates published by Wall Street research analysts were not prepared in connection with the Transactions or at the request of Raymond James and may or may not prove to be accurate. Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected public companies and compared them with corresponding valuation multiples for the Company implied by the Offer Price based on historical financial information and the Projections. The results of the selected public companies analysis are summarized below:

Enterprise Value / EBITDA
	TTM	CY16E	CY17E
Selected Companies Mean	11.9x	11.0x	10.1x
Selected Companies Median	12.3x	11.7x	10.4x
Selected Companies Minimum	6.3x	5.0x	4.7x
Selected Companies Maximum	15.6x	14.9x	13.8x
Company Multiple at Offer Price	12.0x	11.9x	10.3x

Furthermore, Raymond James applied the mean, median, minimum and maximum relative valuation multiples for each of the metrics to the Company’s actual and projected financial results (based on the Projections) and determined the implied equity price per share of the Shares, and then compared those implied equity values per share to the Offer Price of $5.15 per share. The results of this are summarized below:

	Enterprise Value/EBITDA
	LTM	CY16E	CY17E
Selected Companies Mean Multiple	$5.14	$4.86	$5.08
Selected Companies Median Multiple	5.27	5.10	5.23
Selected Companies Minimum Multiple	3.14	2.68	2.85
Selected Companies Maximum Multiple	6.41	6.25	6.64
Company’s Offer Price	$5.15	$5.15	$5.15

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected acquisitions of payment processing companies and prepared a summary of the relative valuation multiples paid in these transactions. The selected transactions used in the analysis included:

•	3/7/2016 Acquisition of CardConnect by FinTech Acquisition Corp.

•	1/26/2016 Acquisition of TransFirst by Total Systems Services, Inc.

•	12/15/2015 Acquisition of Heartland Payment Systems by Global Payments

•	7/30/2014 Acquisition of TouchNet Information Systems by Heartland Payment Systems

•	9/23/2013 Acquisition of Official Payments by ACI Worldwide

•	1/31/2013 Acquisition of Online Resources by ACI Worldwide

•	12/12/2012 Acquisition of TNS Inc. by Siris Capital Group

•	7/9/2012 Acquisition of Electronic Merchant Systems, JetPay and AD Computer by Universal Business Payment Solutions

•	9/15/2010 Acquisition of National Processing Company, LLC by Fifth Third Processing Solutions

Raymond James examined valuation multiples of transaction enterprise value compared to the target companies’ EBITDA for the twelve months ended prior to announcement of the transaction, where such information was publicly available, as well as to Wall Street research analysts’ projected EBITDA for the selected transactions for the next two calendar years, referred to as CY and CY+1. The estimates published by Wall Street research analysts were not prepared in connection with the Transactions or at the request of Raymond James and may or may not prove to be accurate. Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected transactions and compared them with corresponding valuation multiples for the Company implied by the Offer Price based on historical financial information for the Company and the Projections. Furthermore, Raymond James applied the mean, median, minimum and maximum relative valuation multiples to the Company’s actual TTM Pro Forma EBITDA, 2016E Pro Forma EBITDA and 2017E EBITDA to determine the implied equity price per share and then compared those implied equity values per share to the Offer Price of $5.15 per share. The results of the selected transactions analysis are summarized below:

Enterprise Value / EBITDA
	TTM	CY	CY+1
Mean for Selected Transactions	11.7x	10.1x	8.1x
Median for Selected Transactions	12.4x	9.6x	7.4x
Minimum for Selected Transactions	6.0x	6.1x	5.1x
Maximum for Selected Transactions	17.1x	15.4x	14.0x
Company Multiple at Offer Price	12.0x	11.9x	10.3x

	Enterprise Value / EBITDA
	LTM	CY	CY+1
Selected Transactions Mean Multiple	$5.06	$4.54	$4.26
Selected Transactions Median Multiple	5.34	4.37	3.98
Selected Transactions Minimum Multiple	3.03	3.10	3.00
Selected Transactions Maximum	7.02	6.46	6.71
Company’s Offer Price	$5.15	$5.15	$5.15

Present Value of Future Equity Analysis. Raymond James performed an illustrative analysis of the implied present value of the future price per share of the Shares, using the Projections. This analysis is designed to provide an indication of the implied present value of a theoretical future value of the Company equity on a per share basis as a function of such the Company’s estimated future EBITDA as contained in the Projections and its assumed future EBITDA multiples. For this analysis, Raymond James calculated the implied present values per share of Shares as of fiscal year 2018 by applying EBITDA multiples ranging from 10.4x to 14.4x to projected calendar year 2018 EBITDA, using the Projections, and then discounted these theoretical future values of the Company’s equity on a per share basis to present values as of June 29, 2016 using an illustrative discount rate range of 12.4% to 16.4%, reflecting Raymond James’s estimate of the cost of equity for the Company. These analyses resulted in the following implied present values per share of the Shares.

Equity Value/Per Share
Minimum	$4.60
Maximum	6.49
Offer Price	$5.15

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of the Company.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Board (solely in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of the Company Shares of the Offer Price to be received by such holders in connection with the proposed Transactions pursuant to the Merger Agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Company board in making its determination to approve the Transactions. Neither Raymond James’ opinion nor the analyses described above should be viewed as determinative of the Board’s or the Company management’s views with respect to the Company, the Parent or the Transactions. Raymond James provided advice to the Company with respect to the proposed transaction. Raymond James did not, however, recommend any specific amount of consideration to the Board or that any specific Offer Price constituted the only appropriate consideration for the Transactions. The Company placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

Raymond James’s opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on June 29, 2016, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

During the two years preceding the date of Raymond James’ written opinion, Raymond James has been engaged by or otherwise performed services for the Company for which it was paid approximately $2.9 million in fees (separately from any amounts paid or to be paid to Raymond James in connection with the Transactions under the engagement letter described in this Schedule 14D-9 pursuant to which Raymond James was retained as a financial advisor to the Company to assist in reviewing strategic alternatives) including in connection with a debt financing and in connection with the aforementioned divestitures of the Data Analytics Business and the Disbursements Business. In addition, during the two years preceding the date of Raymond James’ written opinion, Raymond James participated as an underwriter and lender with respect to the initial public offering of CDW, a portfolio company of the Sponsor and two other private equity firms, for which Raymond James received total compensation of approximately $1.8 million.

For services rendered in connection with the delivery of Raymond James’ opinion, a fee of $500,000 became payable to Raymond James upon delivery of its opinion, which fee was not contingent upon the successful completion of the Transactions or the conclusion reached within Raymond James’ opinion. The Company will pay Raymond James an aggregate fee of approximately $2.9 million for all advisory services, including the delivery of the opinion, in connection with the Transactions, all of which (other than the amount paid in connection with the delivery of the opinion) is contingent upon the closing of the Transactions. The Company also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or Parent or other participants in the Transactions in the future, for which Raymond James may receive compensation.

Certain Unaudited Prospective Financial Information of the Company

Projections

The Company’s management provided to the Board for its review and approval, and following such review and approval to Raymond James, selected unaudited prospective financial information of the Company prepared by the Company on a pro forma basis giving effect to the sales of the Data Analytics Business and the Disbursements Business for the fiscal years ending December 31, 2016 through December 31, 2018 (the “Projections”). The Company provided the Projections to Raymond James in connection with the rendering of Raymond James’s opinion to the Board and performing its related financial analysis, as described in this Item 4 under the heading “Opinion of Raymond James, the Company’s Financial Advisor.” The Projections are not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares pursuant to the Offer, to seek appraisal rights or for any other purpose.

The Projections were not prepared with a view toward public disclosure. While presented with numerical specificity, the Projections reflect numerous estimates and assumptions with respect to matters such as industry performance and competition, general business, economic and geopolitical conditions and additional matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The Projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The Projections were, in general, prepared for internal use and are subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the Projections cover multiple years, such information by its nature becomes less predictive with each successive year. In addition, the Projections will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods and reflect assumptions as to certain business decisions that are subject to change. The Projections cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such. The inclusion of the Projections should not be regarded as an indication that the Company and its financial advisor, Parent or anyone who received this information then considered, or now considers, them to be material information about the Company or a reliable prediction of future events, and this information should not be relied upon as such. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to the Company’s business. See Item 8 under the heading “Forward-Looking Statements.”

The Projections were not prepared with a view toward complying with accounting principles generally accepted in the United States of America (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the Company’s independent registered public accounting firm contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 relates to the Company’s historical financial information. It does not extend to the Projections and should not be read to do so. Furthermore, the Projections do not take into account any circumstances or events occurring after the date they were prepared. Further, the Projections do not take into account the effect of the Offer or the Merger, or any failure of the Offer or the Merger to be consummated.

The Projections are summarized below (in millions):

	2016E	2017E	2018E
Revenue	$89.5	$99.8	$114.8
EBITDA	20.0	20.9	25.4
Pro Forma EBITDA	18.1	NA	NA

Revenue was based on actual results of the Company’s performance for the first quarter of 2016 and projected results for the remainder of fiscal year 2016 and for fiscal years 2017 and 2018. EBITDA is a non-GAAP financial performance measure that represents pre-tax income, plus non-cash charges such as depreciation, amortization and stock-based compensation and excludes the income and charges recorded on account of previously divested operations. Pro Forma EBITDA is a non-GAAP financial performance measure that reflects the operation of the ongoing business as a stand-alone public company excluding the impact of previously divested operations, but including certain charges that had been allocated to the previously divested operations and that will continue to be borne by the stand-alone public company. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of these non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

Neither the Company nor any other person to whom the Projections were provided or any of their respective affiliates or representatives makes any representation to any person regarding the ultimate performance of the Company compared to the information included in the Projections. In light of the foregoing factors and the uncertainties inherent in the Projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the Projections.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROJECTIONS ARE NO LONGER APPROPRIATE.

CIM Forecasts

In addition, certain of the bidders who were participants in the sale process received from Raymond James a high level information memorandum which included financial forecasts prepared by the Company reflecting the Company’s expected performance in the event that it was acquired and ceased to operate as a stand-alone public reporting company (such forecasts, the “CIM Forecasts”). The CIM Forecasts are not applicable to the scenario in which the Company continues to operate as a stand-alone public reporting Company and is not acquired. Accordingly, Raymond James did not rely on the CIM Forecasts when rendering its opinion that the Offer Price to be received by the holders of the Company’s outstanding Shares is fair, from a financial point of view, to such holders. The Company’s stockholders are cautioned not to place any reliance on the CIM Forecasts in making a decision with respect to the Offer.

The CIM Forecasts were not prepared with a view toward public disclosure. While presented with numerical specificity, the CIM Forecasts reflect numerous estimates and assumptions with respect to matters such as industry performance and competition, general business, economic and geopolitical conditions and additional matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The CIM Forecasts reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The CIM Forecasts were, in general, prepared for use by the bidders only and are subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the CIM Forecasts cover multiple years, such information by its nature becomes less predictive with each successive year. In addition, the CIM Forecasts will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods and reflect assumptions as to certain business decisions that are subject to change. The CIM Forecasts cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such. The inclusion of the CIM Forecasts should not be regarded as an indication that the Company and its financial advisor, Parent or anyone who received this information then considered, or now considers, them to be material information about the Company or a reliable prediction of future events, and this information should not be relied upon as such. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to the Company’s business. See Item 8 under the heading “Forward-Looking Statements.”

The CIM Forecasts were not prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the CIM Forecasts contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the Company’s independent registered public accounting firm contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 relates to the Company’s historical financial information. It does not extend to the CIM Forecasts and should not be read to do so. Furthermore, the CIM Forecasts do not take into account any circumstances or events occurring after the date they were prepared. Further, the CIM Forecasts do not take into account the effect of the Offer or the Merger, or any failure of the Offer or the Merger to be consummated.

The CIM Forecasts are summarized below (in millions):

	2016E	2017E	2018E
Revenue	$88.9	$99.8	$114.7
Normalized EBITDA	25.4	29.2	35.1
Transition Services Burdened EBITDA	21.4	28.4	35.1

Revenue was based on projected results for each of fiscal years 2016 through 2018. Normalized EBITDA is a non-GAAP financial performance measure that reflects the Company’s projections regarding its performance as a stand-alone privately owned business and was prepared by excluding the charges associated with being a public reporting company but adding back the charges associated with being a privately held company. It also assumes that the acquiror of the Company will have its own management team and operations infrastructure that would eliminate certain recurring expenses following the acquisition. Transition Services Burdened EBITDA is a non-GAAP financial performance measure that, in addition to the adjustment included in Normalized EBITDA, accounts for income and expenses related to the transition services to be provided by the Company to Customers Bank pursuant to the divestiture of the Disbursements Business. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of these non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE CIM FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH CIM FORECASTS ARE NO LONGER APPROPRIATE.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

During the two years preceding the date of Raymond James’ written opinion, Raymond James has been engaged by or otherwise performed services for the Company for which it was paid approximately $2.9 million in fees (separately from any amounts paid or to be paid to Raymond James in connection with the Transactions under the engagement letter described in this Schedule 14D-9 pursuant to which Raymond James was retained as a financial advisor to the Company to assist in reviewing strategic alternatives), including in connection with a debt financing and in connection with the aforementioned divestitures of the Data Analytics Business and the Disbursements Business.

For services rendered in connection with the delivery of Raymond James’ opinion, a fee of $500,000 became payable to Raymond James upon delivery of its opinion, which fee was not contingent upon the successful completion of the Transactions or the conclusion reached within Raymond James’ opinion. The Company will also pay Raymond James a fee of approximately $2.4 million for advisory services in connection with the Transactions, which is contingent upon the closing of the Transactions. The Company also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Except as otherwise described above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to its stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

Stockholder Approval Not Required

If the Offer is consummated, the Company does not anticipate seeking the adoption of the Merger Agreement by, or any other approval of, the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without any action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a stockholder vote to adopt the Merger Agreement or effect the Merger, in accordance with Section 251(h) of the DGCL.

Section 203 of the DGCL

The Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL. The Board has taken all action required to be taken in order to exempt the Merger Agreement and the Transactions from the restrictions on business combination of Section 203 of the DGCL.

A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, the Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and the Company has not attempted to comply with any such laws. In the event it is asserted that any such laws apply to the Offer or the Merger, then the Company and the Board (together with Parent, Purchaser and their respective boards of directors) may be required to take additional actions to consummate the Offer and/or the Merger, or otherwise act to render such laws inapplicable to the Offer and/or the Merger.

Notice of Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful, and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered their Shares pursuant to the Offer and who have complied with the requirements under Section 262 of the DGCL are entitled to appraisal rights in connection with the Merger.

The following discussion summarizes appraisal rights of stockholders under the DGCL, particularly the procedural steps required to perfect appraisal rights, in connection with the Merger and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person holding a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that the stockholders exercise appraisal rights under Section 262 of the DGCL.

Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights.

Under the DGCL, if the Merger is consummated, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery (the “Court of Chancery”) and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger (the “Effective Date”), or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who tender Shares pursuant to the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to any Shares, such stockholder must do all of the following:

•	by the later of the consummation of the Offer, which will occur on the date on which Shares are irrevocably accepted for purchase pursuant to the Offer, and 20 days after the date of mailing of this notice, deliver to the Company, at the address indicated below, a written demand for appraisal of such Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of such Shares;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, no later than 10 days after the Effective Time, the Surviving Corporation will deliver a notice of the Effective Date to those stockholders of the

Company who delivered a written demand to the Company pursuant to the first bullet above, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the Effective Date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a stockholder’s failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of his, her or its appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Higher One Holdings, Inc., 115 Munson Street, New Haven, CT, 06611, Attention: Thomas Kavanaugh. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for Shares owned by such holder. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds Shares through a central securities depository nominee, such as Cede & Co., the nominee of The Depository Trust Company, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of Shares, which may be a central securities depository nominee if Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to Shares held for one or more beneficial owners while not exercising such rights with respect to Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivering of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices will be borne by the Surviving Corporation.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit stock certificates held by them, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter’s exclusive remedy.

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Purchaser nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and each of Purchaser and the Company reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s stock certificates, if any, to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal with respect to such Shares, such Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price, without interest and less any applicable withholding taxes. If no petition for appraisal is filed with the Court of Chancery within 120 days after the Effective Time, the stockholders’ rights to appraisal will cease, and all holders of Shares will be entitled to receive the Offer Price, without interest and less any applicable withholding taxes. In as much as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and to accept the Offer by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the terms of the Merger, either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as such court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger within 60 days after the Effective Time.

A stockholder wishing to exercise his, her, or its appraisal rights with respect to any Share must not tender such Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If a stockholder tenders his, her, or its Shares in the Offer or fails to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of such stockholder’s appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Antitrust Compliance

Under the HSR Act, as amended, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), the Merger may not be consummated until, among other things, notification has been given and certain information and documentary material has been provided to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), and all applicable waiting periods have expired or been terminated. These requirements apply to Parent by virtue of Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares in the Offer may not be consummated until the expiration of a 15-calendar-day waiting period following the filing of the Parent’s Premerger Notification and Report Form concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Parent and the Company filed on July 7, 2016 such Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Under the HSR Act, the required waiting period will expire at 11:59 pm New York City time on July 22, 2016, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Complying with a Second Request can take significant time. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one Second Request is authorized by the HSR Act rules. After the Parent’s substantial compliance with a Second Request, the waiting period could be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration. Although the Company is also required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer (and the Merger), neither the Company’s failure to make its filing nor to comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that either agency considers necessary or desirable in the public interest, including, without limitation, seeking (1) to enjoin the purchase of Shares in the Offer and the Merger, (2) the divestiture of Shares purchased in the Offer and Merger (3) the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates, or (4) permitting completion subject to regulatory concessions or conditions. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 13 under the heading “Conditions to the Offer” in the Offer to Purchase.

The Sponsor, Blackboard and the Company also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which the Sponsor, Blackboard and the Company are engaged, the Company, Purchaser and Parent believe that no mandatory antitrust premerger notification filing is required outside the United States.

Based upon an examination of publicly available and other information relating to the businesses in which the Company is engaged, the Company, Purchaser and Parent believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, the Company, Purchaser and Parent cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 13 under the heading “Conditions to the Offer” in the Offer to Purchase.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016. Any information contained in the documents incorporated herein by reference will be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Golden Parachute Compensation

Background

Pursuant to Item 402(t) of Regulation S-K, the Company is required to provide information about any agreement or understanding, whether written or unwritten, between each of the Company’s named executive officers and the Company or Purchaser concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this Schedule 14D-9 such term is used to describe the compensation payable to the Company’s named executive officers as it relates to the Transactions. The Company maintains the Executive Severance Policy and has entered into certain other agreements containing change in control and severance provisions with the named executive officers of the Company, which provide for potential compensation in connection with the Transactions. The terms and conditions of the Executive Severance Policy and such other agreements containing change in control and severance provisions are described in Item 3 under the headings “Agreements or Arrangements with Executive Officers and Directors of the Company—Executive Severance Policy,” “—Severance Agreements,” “—Employment Agreement with Marc Sheinbaum,” “—Wolf Severance Protection Agreement,” and “—Sheinbaum Restricted Cash Award,” each of which is incorporated by reference herein.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of the Company that is based upon or otherwise related to the Transactions. If the Offer is consummated in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “Change in Control” under the terms of the Executive Severance Policy, the Severance Agreements, the Sheinbaum Employment Agreement, the Amended and Restated Severance Protection Agreement and the Sheinbaum Cash Award and the named executive officers will or may become entitled to receive certain payments and benefits. For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the Offer was consummated on July 5, 2016, (ii) the Offer Price was $5.15 per Share and (iii) each applicable named executive officer incurred a termination of his employment without “cause” or for “good reason” on the date immediately following the Merger. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination. For additional details regarding the terms of the payments quantified below, see the descriptions in Item 3 under the headings “Agreements or Arrangements with Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards—Treatment of Stock Options,” “—Treatment of RSUs” and “—Treatment of Restricted Shares,” and under the headings “Agreements or Arrangements with Executive Officers and Directors of the Company—Executive Severance Policy,” “—Severance Agreements,” “—Employment Agreement with Marc Sheinbaum,” “—Wolf Severance Protection Agreement,” and “—Sheinbaum Restricted Cash Award,” which are incorporated herein by reference.

To the extent that the payments and benefits shown below constitute “excess parachute payments” for purposes of Section 280G of the Code, the named executive officer will either have his or payments and benefits reduced to the highest amount that could be paid without being considered an “excess parachute payment” under Section 280G of the Code or, if greater, receive the after-tax amount of his payment and benefits taking into account the excise tax imposed under Section 4999 of the Code and any applicable federal, state and local taxes. The amounts set forth below do not take into effect any possible reduction due to the application of Section 280G of the Code as set forth above. No named executive officer is entitled to tax gross ups on these payments and benefits.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension / NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Other ($)	Total ($)
Marc Sheinbaum	2,668,892	3,797,920	—	45,987	—	—	6,512,799
Christopher Wolf	529,484	1,282,747	—	8,529	—	—	1,820,760
Thomas Kavanaugh	407,295	641,330	—	—	—	—	1,048,625
Robert Reach	475,178	812,746	—	16,513	—	—	1,304,437
Casey McGuane (4)	—	630,629	—	—	—	—	630,629

(1)	For Mr. Sheinbaum, this column reflects a severance payment of $2,200,000, which is equal to two times the sum of his annual base salary and target annual bonus, due pursuant to the Sheinbaum Employment Agreement, as more fully described above, as a result of the Company’s termination of Mr. Sheinbaum’s employment without “cause” or by Mr. Sheinbaum for “good reason” within 24 months of the Merger. The severance payment under such employment agreement is payable in one lump sum within 40 days of termination. For Mr. Sheinbaum, this column also reflects 50% of the Sheinbaum Cash Award, equal to $330,000. Although the performance conditions with respect to the Sheinbaum Cash Award were met prior to the Merger, payment of unpaid amounts will accelerate pursuant to the Sheinbaum Cash Award grant agreement, as is more fully described above, in connection with the Merger in the event of a termination of Mr. Sheinbaum’s employment by the Company without “cause” or by Mr. Sheinbaum for “good reason.”

For named executive officers other than Mr. Sheinbaum, this column reflects severance payments equal in the aggregate to the relevant executive officer’s annual base salary and a prorated target annual bonus, due pursuant to the Executive Severance Policy, the Severance Agreements and the Amended and Restated Severance Protection Agreement, as each is more fully described above, in the event of a termination of employment by the Company without “cause” (other than as a result of death or disability) or by the executive officer for “good reason” under certain circumstances. Salary continuation payments are payable in equal monthly installments for one year and the prorated target annual bonus is payable as soon as practicable following the date employment terminates.

(2)

For each named executive officer, this column reflects the estimated value of the cash out of all Options, RSUs and Restricted Shares held by the named executive officers, whether vested or unvested, in accordance with the Merger Agreement, as described in Item 3 under the headings “Agreements or Arrangements with Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards—Treatment of Stock Options,” “—Treatment of RSUs” and “—Treatment of Restricted Shares.” The value of the Options was determined by multiplying the number of Shares underlying each Option (excluding any Shares underlying Options in which the exercise price per share equals or exceeds the Offer Price) by the excess of $5.15 over each such Option’s exercise price. The value of RSUs and Restricted Shares was determined by multiplying the number of Shares underlying each such

RSU and Restricted Share by $5.15. This column includes the value of both stock-settled RSUs and cash-settled RSUs. The following table sets forth the amount of cash-settled RSUs held by each of the individuals listed above:

Named Executive Officer	Cash-Settled RSUs (#)	Value of Cash-Settled RSUs ($)
Marc Sheinbaum	337,349	1,737,347
Christopher Wolf	120,481	620,477
Thomas Kavanaugh	60,240	310,236
Robert Reach	54,216	279,212
Casey McGuane	—	—

For more information on the value of the equity awards and the timing of payment, see Item 3 under the headings “Agreements or Arrangements with Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards” and “—Table of Equity Related Payments.” Regardless of the treatment provided in the Merger Agreement, the Amended and Restated Severance Protection Agreement provides that Mr. Wolf’s Options, RSUs and Restricted Shares would accelerate and vest in connection with the Merger.

(3)	For Mr. Sheinbaum, this column reflects an estimated cost of 24 months of continued medical and life insurance benefits (or reimbursement for the after-tax cost thereof) due pursuant to the Sheinbaum Employment Agreement, as more fully described above, in the event of a termination of Mr. Sheinbaum’s employment by the Company without “cause” or by Mr. Sheinbaum for “good reason” within 24 months of the Merger.

For named executive officers other than Mr. Sheinbaum, this column reflects an estimated cost of 12 monthly payments in an amount equal to the applicable COBRA premium cost for the level of coverage each named executive officer had as an active employee due pursuant to the Executive Severance Policy and the Severance Agreements, as each is more fully described above, in the event of a termination of employment by the Company without “cause” (other than as a result of death or disability) or by the executive officer for “good reason” within 75 days prior to or 12 months following the Merger.

(4)	Mr. McGuane’s employment with the Company terminated prior to the date of this Schedule 14D-9. Mr. McGuane will not receive any payments or benefits in connection with the Merger other than the cash out of his Options and RSUs in accordance with the Merger Agreement.

Additional Narrative Description of Arrangements

In order to receive any severance benefits set forth in the Executive Severance Policy, the Severance Agreements, the Sheinbaum Employment Agreement, or the Amended and Restated Severance Protection Agreement, the relevant named executive officer must execute a general release of claims against the Company. The Executive Severance Policy, the Severance Agreements, the Sheinbaum Employment Agreement, and the Amended and Restated Severance Protection Agreement contain confidentiality and non-disparagement provisions and agreements to provide future assistance to the Company regarding certain matters. In addition, for a period of one year following termination of employment (eighteen months in the case of the Sheinbaum Employment Agreement), the relevant named executive officer will be subject to covenants not to compete and not to solicit certain Company employees. If the relevant named executive officer violates any of these restrictive covenants, he will immediately forfeit any unpaid severance payments and any right to any further continuation of benefits. For the avoidance of doubt, the treatment of RSUs, Options and Restricted Shares pursuant to the Merger Agreement is not subject to the conditions described in this paragraph.

Item 402(t) requires the disclosure of the amounts of compensation which are single trigger or double trigger in nature. For this purpose, Item 402(t) defines double trigger amounts as amounts triggered by a transaction for which payment is conditioned upon the executive officer’s termination without cause or resignation for good reason within a limited time period following the transaction and single trigger amounts as amounts triggered by a transaction for which payment is not conditioned upon such a termination or resignation. All amounts in the “Cash” and “Perquisites/Benefits” columns of the Golden Parachute Compensation table above are double-trigger, and all amounts in the “Equity” column are single-trigger.

Forward-Looking Statements

This Schedule 14D-9 may contain forward-looking statements concerning Parent, Purchaser, Sponsor, Super Holdco, Blackboard, and its other affiliates, the Company and Transactions, which describe or are based on current expectations. Actual results may differ materially from these expectations. Any statements that are not historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” “will,” and similar expressions) should also be considered to be forward-looking statements. Such forward-looking statements include the ability of Parent, Purchaser and the Company to complete the Transactions, including the satisfaction of the conditions to the Transactions set forth in the Merger Agreement. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the Merger; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived; the effects of disruption from the Transactions on the respective businesses of Sponsor, Blackboard and its affiliates, and the Company and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, customers and other business partners; and other risks and uncertainties pertaining to the business of the Company detailed in its filings with the SEC from time to time. Forward-looking statements in this Schedule 14D-9 should be evaluated together with the many uncertainties that affect the respective businesses of Blackboard and the Company, including, in the case of the Company, those mentioned in the risk factors and other cautionary statements in the Company’s Annual Report for fiscal year 2015 on Form 10-K, Quarterly Report for the quarter ended March 31, 2016 on Form 10-Q, and in other reports filed with the SEC. The reader is cautioned not to rely unduly on these forward-looking statements. Parent, Purchaser, Sponsor, Super Holdco, Blackboard and its other affiliates, and the Company expressly disclaim any intent or obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

All subsequent written and oral forward-looking statements concerning the Transactions or other matters addressed in this Schedule 14D-9 and attributable to the Company or any person acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated July 7, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(vi)	Letter dated July 7, 2016 to stockholders of Higher One Holdings, Inc.*

Exhibit No.	Description

(a)(2)	Opinion of Raymond James & Associates, Inc., dated June 29, 2016 (incorporated by reference to Annex A to this Schedule 14D-9).*

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press Release issued by Higher One Holdings, Inc. on June 30, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Higher One Holdings, Inc. on June 30, 2016).

(a)(5)(ii)	Press Release issued by Blackboard Inc. on June 30, 2016 (originally filed on Schedule TO-C by Winchester Acquisition Corp. with the Securities and Exchange Commission on June 30, 2016, which is incorporated by reference herein).

(a)(5)(iii)	Message to the Company’s employees from Marc Sheinbaum, the Company’s President and Chief Executive Officer, first used or made available on June 30, 2016 (incorporated by reference to Exhibit 99.2 to the Company’s Schedule 14D-9C filed with the SEC on June 30, 2016).

(a)(5)(iv)	Message to the Company’s customers, first used or made available on June 30, 2016 (incorporated by reference to Exhibit 99.3 to the Company’s Schedule 14D-9C filed with the SEC on June 30, 2016).

(a)(5)(v)	Form of Summary Advertisement published in the Wall Street Journal on July 7, 2016 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(a)(5)(vi)	Press Release issued by Blackboard, Inc. on July 7, 2016 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of June 29, 2016, by and between Higher One Holdings, Inc., Winchester Acquisition Holdings Corp. and Winchester Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Higher One Holdings, Inc. on June 30, 2016).

(e)(2)	Non-Disclosure Agreement, dated June 23, 2015 by and between Providence Equity Partners L.L.C. and Higher One Holdings, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(3)	Exclusivity Agreement, dated as of June 3, 2016, by and between Blackboard Inc. and Higher One Holdings, Inc., as amended (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(4)	Equity Commitment Letter, dated June 29, 2016, by and among Providence Equity Partners VI L.P., Providence Equity Partners VI-A L.P. and Winchester Acquisition Holdings Corp. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(5)	Higher One Holdings, Inc. Executive Severance Policy (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC by the Company on August 7, 2015).

(e)(6)	Form of Severance Agreement (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC by the Company on May 6, 2016).

(e)(7)	Employment Agreement between Higher One Holdings, Inc. and Marc Sheinbaum, dated April 16, 2014 (incorporated by reference to Exhibit 10.39 to the Quarterly Report on Form 10-Q filed with the SEC by the Company on May 12, 2014).

(e)(8)	Severance Protection Agreement between Higher One Holdings, Inc. and Christopher Wolf, dated January 14, 2014 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by the Company on January 15, 2014).

Exhibit No.	Description

(e)(9)	Severance Protection Agreement between Higher One Holdings, Inc. and Christopher Wolf, dated April 20, 2015 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC by the Company on May 11, 2015).

(e)(10)	Cash Award Agreement with Marc Sheinbaum (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by the Company on September 23, 2015).

(g)	None.

*	Filed herewith

Annex A	Opinion of Raymond James & Associates, Inc., dated June 29, 2016.
Annex B	Section 262 of the General Corporation Law of the State of Delaware.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2016

HIGHER ONE HOLDINGS, INC.

By:	/s/ Marc Sheinbaum
Marc Sheinbaum
President and Chief Executive Officer

Annex A

Opinion of Raymond James & Associates, Inc., dated June 29, 2016

225 Franklin Street, Suite 2200, Boston, MA 02110 · (617) 624-7000

June 29, 2016

Board of Directors of

Higher One Holdings, Inc.

115 Munson Street

New Haven, CT 06511

Members of the Board of Directors:

We understand that Winchester Acquisition Holdings Corp. (“Acquiror”), Winchester Acquisition Corp., a wholly-owned subsidiary of Acquiror (“Merger Sub”), and Higher One Holdings, Inc. (the “Company”) propose to enter into the Agreement (defined below) pursuant to which, among other things, the Acquiror will cause Merger Sub to commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase any and all of the shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) issued and outstanding (each, a “Share”) at a price per Share of $5.15 (such amount, or any other amount per Share paid pursuant to the Offer in accordance with this Agreement, the “Offer Price”), net to the holder of such Share in cash without interest, on the terms and subject to the conditions set forth in the Agreement and, following the completion of the Offer, Merger Sub will merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) and each outstanding Share (other than Shares already owned by the Company, Acquiror or Merger Sub or any of their respective wholly-owned subsidiaries and Shares pursuant to which dissenters’ rights have been validly exercised) will be converted into the right to be paid the Offer Price. The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Offer Price to be received by the holders of the Company Common Stock in the Transaction pursuant to the Agreement is fair from a financial point of view to such holders. For purposes of this Opinion, and with your consent, we have assumed that the Offer Price is $5.15 in cash per Share.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the draft of the Agreement and Plan of Merger dated as of June 29, 2016 (the “Agreement”), including an analysis of the Offer Price to be paid;

2.	reviewed certain information related to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including, but not limited to, financial projections prepared by the management of the Company relating to the Company for the periods ending December 31, 2016, December 31, 2017, and December 31, 2018, as approved for our use by the Company (the “Projections”);

3.	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;

4.	reviewed financial, operating and other information regarding the Company and the industry in which it operates;

5.	reviewed the financial and operating performance of the Company and those of other selected public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions we deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for the Company Common Stock, and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

Board of Directors

Higher One Holdings, Inc.

June 29, 2016

8.	reviewed a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company;

9.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate; and

10.	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of June 29, 2016 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Board with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Offer Price to be received by the holders of the Company Common Stock in the Transaction pursuant to the Agreement.

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transaction. Furthermore, no opinion, counsel

Board of Directors

Higher One Holdings, Inc.

June 29, 2016

or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Transaction.

In formulating our opinion, we have considered only what we understand to be the consideration to be received by the holders of Company Common Stock as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the compensation received by the holders of the Company Common Stock or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Merger Sub or the ability of the Company or Merger Sub to pay their respective obligations when they come due.

The delivery of this opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services contingent upon consummation of the Offer. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Offer or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James has provided certain services to the Company (in the previous two years), including in connection with a debt financing and in connection with the divestitures of the data analytics business and the refund disbursements business, for which it has been paid fees. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or Providence Equity Partners LLC, an affiliate of the indirect controlling stockholder of Acquiror; Acquiror, Merger Sub, or their respective affiliates and, in the case of Providence Equity Partners LLC, portfolio companies, or other participants in the Transaction in the future, for which Raymond James may receive compensation.

It is understood that this letter is for the information of the Board of the Company (solely in each directors capacity as such) in evaluating the proposed Transaction and does not constitute a recommendation to any shareholder of the Company regarding whether said shareholder should tender Shares in connection with the Offer. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be reproduced or used for any other purpose without our prior written consent, except that this Opinion may be disclosed in and filed as part of a recommendation statement on Schedule 14D-9 by the Company or a proxy statement used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such recommendation statement or proxy statement, as the case may be.

Board of Directors

Higher One Holdings, Inc.

June 29, 2016

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of the Company Common Stock in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/S/ RAYMOND JAMES & ASSOCIATES, INC.
RAYMOND JAMES & ASSOCIATES, INC.

Annex B

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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